International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2016

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

MARCH 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	OVERVIEW	3

II.	FINANCIAL PERFORMANCE AND RISK MANAGEMENT	4

III.	SUMMARY OF FAIR VALUE RESULTS	13

IV.	SENIOR MANAGEMENT CHANGES	16

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the nine months ended		As of and for fiscal year
	March 31, 2016	March 31, 2015	June 30, 2015
Lending Highlights (Section II)

Commitments [a]	$23,763	$19,086	$23,528
Gross disbursements	16,905	14,705	19,012
Net disbursements [b]	9,846	8,008	9,999

Reported Basis (Section II)

Income Statement

Board of Governors-approved and other transfers	$(650)	$(659)	$(715)
Net income (loss)	669	(1,793)	(786)

Balance Sheet

Total assets	$368,357	$346,050	$343,225
Net investment portfolio	51,036	42,655	45,105
Net loans outstanding	164,805	151,855	155,040
Borrowing portfolio	175,743	155,167	158,853

Key Management Indicators (Section II)

Allocable Income	$255	$528	$686

Usable Equity [c]	$40,950	$39,430	$40,195

Equity-to-loans Ratio [d]	24.4%	25.2%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. (Fiscal year ended June 30, 2015 amount includes proposed transfer to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 6, 2015.)

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

I.	Overview

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2015 (FY15). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the first nine months ended, March 31, 2016 and 2015, as well as for the fiscal year ended June 30, 2015.

Business Model

IBRD, an international organization owned by its 1891 member countries, is the largest Multilateral Development Bank (MDB) in the world and is one of five institutions of the World Bank Group (WBG); the others are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent, with separate assets and liabilities. IBRD is not liable for their respective obligations. The WBG’s two goals, to be achieved by 2030, are to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally, and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population in every developing country. In October 2015, the WBG raised its extreme poverty line figure from $1.25 to $1.90 a day, to reflect the increase in prices worldwide based on updated purchasing-power-parity data.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to middle-income and creditworthy lower-income member countries. Its main business activity is extending long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans in U.S dollars and euros. IBRD also provides access to risk management tools such as derivative instruments, including currency and interest rate swaps.

IBRD’s loans are financed through its equity, and from funds borrowed in the capital markets. IBRD is rated triple-A by the major rating agencies and investors view its bonds as high quality securities. The annual funding volumes vary from year to year. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. Its ability to intermediate the funds it raises in international capital markets for developing member countries is important in helping it achieve its goals. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. Funds not immediately deployed for lending are held in IBRD’s investment portfolio to provide liquidity for its operations.

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income, as discussed below.

Fair Value Results

In an attempt to address the asymmetry in the reported financial statements, in which not all financial instruments are reported on the same measurement basis, IBRD reflects all financial instruments at fair value in Section III of the MD&A. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

[1]	On April 12, 2016, Nauru became the 189th member country of IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 3

Allocable Income

IBRD makes net income distributions based on allocable income, derived from its reported net income. The primary differences between allocable income and reported net income are the unrealized gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD makes extensive use of derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities. U.S. GAAP requires that derivatives be carried at fair value with changes in mark-to-market going through the income statement. Consequently, they introduce volatility in IBRD’s reported net income through the unrealized mark-to-market gains and losses on these instruments.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios. As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income.

II.	Financial Performance and Risk Management

As part of IBRD’s lending, borrowing, and investment activities, IBRD is exposed to market, counterparty and country credit risks. To manage these risks, IBRD has put in place a strong risk management framework, which supports Management in its oversight functions. This framework is designed to enable and support IBRD in achieving its goals in a financially sustainable manner.

Capital Adequacy

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The current framework was first adopted in 2008 and seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures[2] and risks over a medium-term capital-planning horizon.

At the beginning of the global financial crisis, the equity-to-loans ratio stood at 38% as of June 30, 2008, significantly exceeding the then minimum of 23%. This allowed IBRD to respond effectively to the borrowing needs of its member countries, resulting in the higher leveraging of its equity and a corresponding decline in the ratio. Since 2008, IBRD’s portfolio credit quality has improved significantly, as a result of which the capital adequacy framework was reviewed in FY14 and the minimum equity-to-loans ratio was reduced to 20%.

Figure 1: Equity-to-Loans Ratio Trend (%)

The lowering of the minimum equity-to-loans ratio, together with the increase in paid-in capital from the General Capital Increase (GCI) and Selective Capital Increase (SCI), has enabled IBRD to increase its lending capacity and thereby support a larger volume of development lending.

As shown on Table 1, IBRD’s equity-to-loans ratio decreased from 25.1% at June 30, 2015 to 24.4% at March 31, 2016, while remaining above the minimum ratio of 20%. The decrease in the ratio was primarily due to the $9.8 billion of net positive loan disbursements, which included $2.5 billion of disbursements on Deferred Drawdown Options (DDO’s). The decline in effective but undisbursed DDO’s of $2.5 billion, therefore did not have a net impact on the total exposure.

[2]	Other exposures include deferred drawdown options, irrevocable commitments, exposures to member countries’ derivatives, and guarantees.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

Under its currency management policy, to minimize exchange rate risk in a multi-currency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the impact on IBRD’s equity-to-loans ratio from the exchange rate movements is negligible.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars
				Variance
As of	March 31, 2016	June 30, 2015	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,004	$14,297	$707	$579	$128
Special reserve	293	293	—	—	—
General reserve [a]	26,925	26,925	—	—	—
Cumulative translation adjustment[b]	(544)	(593)	49	—	49
Other adjustments [c]	(728)	(727)	(1)	(1)	—

Equity (usable equity)	$40,950	$40,195	$755	$578	$177

Loans exposure	$166,773	$156,802	$9,971	$9,859	$112
Present value of guarantees	1,183	894	289	277	12
Effective but undisbursed DDOs	1,575	4,095	(2,520)	(2,520)	—
Relevant accumulated provisions	(1,773)	(1,593)	(180)	(174)	(6)
Deferred loan income	(433)	(418)	(15)	(14)	(1)
Other exposures	436	551	(115)	(115)	*

Loans (total exposure)	$167,761	$160,331	$7,430	$7,313	$117

Equity-to-Loans Ratio	24.4%	25.1%

a.	The June 30, 2015 amount includes proposed transfers to the General Reserve from FY15 net income, which was subsequently approved by the Board on August 6, 2015.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.
*	Indicates amount less than $0.5 million

As a result of the GCI and SCI in the fiscal year ended June 30, 2011 (FY11), subscribed capital is expected to increase by $87.0 billion (including shares subscribed under the Voice Reform for which no paid-in capital was required), of which $5.1 billion will be paid-in. As of March 31, 2016, $72.7 billion was subscribed, resulting in additional paid-in capital of $4.3 billion, of which $586 million was received during the first nine months of the fiscal year ending June 30, 2016 (FY16).

On April 8, 2016, the Board approved the extension of the subscription period for eligible individual members as follows: a) up to March 16, 2018 for the GCI; and b) up to March 16, 2017 for the SCI.

Figure 2: Status of FY11 GCI/SCI Subscriptions as of March 31, 2016 In billions of U.S. dollars

Financial Results

The primary sources of IBRD’s income are the equity contribution and the net interest margin on its loans funded by borrowings. IBRD also earns revenue from other development activities, as well as the margin on its investment portfolio.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 5

On a reported basis, IBRD had net income of $669 million for the first nine months of FY16, compared with a net loss of $1,793 million during the same period in FY15. The net income during the first nine months of FY16 primarily relates to the unrealized mark-to-market gains experienced on the non-trading portfolios (See Table 2).

For the first nine months of FY16, IBRD’s allocable income was $255 million, compared with $528 million during the same period in FY15. The lower allocable income was primarily due to the lower income from the equity contribution and higher provision for losses on loans and other exposures, net, as compared to the same period in FY15, as further discussed in this section.

The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the nine months ended March 31,	2016	2015	Variance
Interest revenue, net of funding costs
Interest margin	$673	$632	$41
Equity contribution, (including EMF) [a]	591	824	(233)
Investments	87	(4)	91

Net interest revenue	$1,351	$1,452	$(101)

Provision for losses on loans and other exposures, net [b]	(175)	(65)	(110)
Net non-interest expenses (Table 3)	(972)	(923)	(49)
Net other income (Table 4)	20	22	(2)
Board of Governors-approved and other transfers	(650)	(659)	9
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net:
Borrowing portfolio	903	(319)	1,222
Loan portfolio	(920)	(979)	59
EMF [a]	1,137	(316)	1,453
Asset-liability management portfolio	(3)	*	(3)
Client operations portfolio	(22)	(6)	(16)

Net Income (loss)	$669	$(1,793)	$2,462

Adjustments to reconcile net gains/(loss) to allocable income:
Pension and other adjustments	31	42	(11)
Board of Governors-approved and other transfers	650	659	(9)
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net [a]	(1,095)	1,620	(2,715)

Allocable income	$255	$528	$(273)

a.	For 2015, this includes the reclassification of net realized mark-to-market gains of $581 million, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution (See Table 14).
b.	For 2016, amount is net of $51 million of income relating to the recognition of the risk coverage received (recoverable assets) associated with the MDB Exposure Exchange Framework Agreement (EEA) transactions, which are included in other non-interest revenue on IBRD’s statement of income.
*	Indicates amount less than $0.5 million

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized.

Loan Portfolio

On a reported basis, while the derivatives which convert IBRD’s loans to variable rates are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section III for more details.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

Borrowing Portfolio

On a reported basis, all of the derivatives and the related underlying borrowings are at fair value, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, with the exception of IBRD’s own credit. Since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section III for more details.

Equity Contribution and Equity Management Framework

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. Approximately 25% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 24.4%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the EMF positions

The regular interest revenue earned from the EMF and any gains which have been realized during the year as a result of the termination of certain EMF positions, are included in allocable income. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products.

For the first nine months of FY16, equity contribution was $591 million compared with $824 million during the same period in FY15 (See Figure 3). The main driver of equity contribution is revenue from EMF. The interest revenue and realized gains from EMF over the two periods are as follows:

•       Interest revenue: For the first nine months of FY16, interest revenue from EMF was $526 million, compared with $248 million during the same period in FY15. The increase in interest revenue was due to the increase in the volume of EMF positions.

•       Realized Gains: For the first nine months of FY16, there were no realized gains from the terminations of EMF positions, compared with $581 million during the same period in FY15.

Figure 3: EMF Income For the nine months ended March 31, In millions of U.S. dollars

As measured by duration, the interest rate sensitivity of IBRD’s equity was 4.6 years as of March 31, 2016 as compared to 4.8 years as of June 30, 2015. Consistent with the decline in the U.S. interest rates, during the first nine months of FY16, IBRD had unrealized mark-to-market gains of $1.1 billion from the EMF in its reported net income, resulting in an increase in the market value of the EMF position to $2.0 billion as of March 31, 2016, from $0.7 billion as of June 30, 2015.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 7

Net Non-Interest Expenses

As shown on Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. The allocation of administrative expenses between IBRD and IDA is based upon an agreed cost sharing methodology which is driven by the relative level of lending activity between these two institutions. The increase in administrative expenses during the period is in line with changes in the lending activity of IBRD relative to IDA over the same period. This increase is partially offset by a decline in expenses relating to grant making facilities during the period.

The staff costs and consultant and contractual services shown in the table below include costs related to IBRD executed trust funds, which are recovered through reimbursable revenue – IBRD executed trust funds.

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the nine months ended March 31,	2016	2015	Variance
Administrative expenses
Staff costs	$665	$588	$77
Travel	119	103	16
Consultant and contractual services	293	261	32
Pension and other post-retirement benefits	170	174	(4)
Communications and technology	38	34	4
Equipment and buildings	96	84	12
Other expenses	44	30	14

Total administrative expenses	$1,425	$1,274	$151

Grant making facilities	59	100	(41)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(339)	(287)	(52)
Other revenue	(173)	(164)	(9)

Total revenue from externally funded activities	$(512)	$(451)	$(61)

Net non-interest expenses (Table 2)	$972	$923	$49

Net Other Income

Table 4 below provides details on the composition of net other income. The commitment fee income increased during the first nine months of FY16 mainly due to the restoration of the 25 basis point commitment fee, which is charged on undisbursed balances of new loans approved after September 30, 2014. The decrease in PEBP income is due to negative investment returns experienced during the current period.

Table 4: Net Other Income

In millions of U.S. dollars
For the nine months ended March 31,	2016	2015	Variance
Loan commitment fee income	$22	$10	$12
Guarantee fee income	5	5	—
Net earnings from Post-Employment Benefit Plan (PEBP)	(11)	6	(17)
Others	4	1	3

Net other income (Table 2)	$20	$22	$(2)

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 5: Condensed Balance Sheet

In millions of U.S. dollars
As of	March 31, 2016	June 30, 2015	Variance
Investments and due from banks	$57,618	$50,339	$7,279
Net loans outstanding	164,805	155,040	9,765
Receivable from derivatives	141,134	134,325	6,809
Other assets	4,800	3,521	1,279

Total assets	$368,357	$343,225	$25,132

Borrowings	$178,708	$160,980	$17,728
Payable for derivatives	139,075	132,324	6,751
Other liabilities	10,390	11,284	(894)
Equity	40,184	38,637	1,547

Total liabilities and equity	$368,357	$343,225	$25,132

Loan portfolio

As part of its lending activities, consistent with its mandate, IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits within an overall statutory lending limit as prescribed in the Articles. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Lending Activities

As of March 31, 2016, IBRD’s net loans outstanding amounted to $165 billion, an increase of $9.8 billion or 6.3% compared with June 30, 2015, mainly attributable to $9.8 billion in net positive loan disbursements made in the first nine months of FY16.

In the first nine months of FY16, IBRD had new loan commitments totaling $23.8 billion, 24% higher than the same period in FY15 (Table 6). The increase in loan commitments was primarily to the countries in the Latin America and the Caribbean and the Middle East and North Africa regions.

Gross disbursements during the first nine months of FY16 were $16.9 billion, 15% above the same period in FY15 (Table 7). The higher gross disbursement level in FY16 is primarily due to higher disbursements to the countries in the East Asia and Pacific and the Middle East and North Africa regions.

Figure 4: Net Loans Outstanding In billions of U.S. dollars

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 9

Table 6: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	March 31, 2016		March 31, 2015
For the nine months ended	Commitments	% of total	Commitments	% of total	Variance
Africa	$570	3%	$559	3%	$11
East Asia and Pacific	3,235	14	4,239	22	(1,004)
Europe and Central Asia	5,803	24	6,376	34	(573)
Latin America and the Caribbean	7,235	30	4,645	24	2,590
Middle East and North Africa	4,970	21	2,119	11	2,851
South Asia	1,950	8	1,148	6	802

Total	$23,763	100%	$19,086	100%	$4,677

Table 7: Disbursements by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars
	March 31, 2016		March 31, 2015
For the nine months ended	Disbursements	% of total	Disbursements	% of total	Variance
Africa	$651	4%	$683	5%	$(32)
East Asia and Pacific	4,254	26	2,294	15	1,960
Europe and Central Asia	3,569	21	4,277	29	(708)
Latin America and the Caribbean	3,388	19	5,186	35	(1,798)
Middle East and North Africa	3,992	24	1,443	10	2,549
South Asia	1,051	6	822	6	229

Total	$16,905	100%	$14,705	100%	$2,200

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 64% of IBRD’s total exposure, as of March 31, 2016 (Figure 5).

The concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the effective and undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). There are currently five countries subject to the SBL. The SBL effective on March 31, 2016 was $20 billion for India and $19 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $29 billion at March 31, 2016.

Figure 5: Country Exposures as of March 31, 2016 In billions of U.S. dollars

Exposure Exchange Agreement

Following approval by the Board, IBRD signed, together with the African Development Bank (AfDB) and the Inter-American Development Bank (IADB), an MDB EEA on December 15, 2015 (See Table 8).

Under the EEA, each MDB exchanges credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs, through diversification benefits, have the potential to help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

constrained. These EEAs are treated as financial guarantees under U.S. GAAP. The EEA involves the receipt of guarantee and the provision of guarantee for nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified, and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Note D: Loans and Other Exposures to the Condensed Quarterly Financial Statements).

Table 8: Exposure Exchange Agreements

In millions of U.S. dollars
	March 31, 2016		June 30, 2015
As of	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$85	$86	$96	$94
IADB	2,021	2,021	—	—
AfDB	1,588	1,588	—	—

Total notional	$3,694	$3,695	$96	$94

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including guarantee provided under the MDB EEA. As of March 31, 2016, IBRD had an accumulated provision for losses on loans and other exposures of $1,825 million, which was 1% of these exposures, ($1,593 million as of June 30, 2015 - 1% of exposures). The March 31, 2016 accumulated provision for losses on loans and other exposures excludes the $51 million recoverable asset associated with the guarantee received under the MDB EEA. The recoverable asset is included in other assets on the condensed quarterly balance sheet.

As of March 31, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first nine months of FY16, there was a net charge of provision for the losses on loan portfolio and other exposure of $175 million. This amount includes $47 million of expense, offset by $51 million of income that related to the guarantee provided and guarantee received under the MDB EEA transactions, respectively. The net charge reflects an increase in net loan disbursements and the change in the credit quality of the loan portfolio during the period. This compares with a charge of $65 million in the same period in FY15. The increase in provision for the nine months of FY16, primarily reflects an increase in net loan disbursements during the period.

Interest Margin

As of March 31, 2016, IBRD’s equity to loans ratio was 24.4%, indicating that approximately 75% of IBRD’s loans are funded by borrowings. For the first nine months of FY16, IBRD earned an interest margin3 of $673 million compared to $632 million during the same period in FY15 (Table 2). The increase in income is primarily due to higher net loans outstanding at March 31, 2016, consistent with the $9.8 billion net positive loan disbursements made during the period. The portion of variable-spread loans is increasing driven by the preference of borrowers for the lower rate variable-spread loans compared to the higher rate fixed-spread loans.

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

[3]	Interest Margin is defined as the spread between loan returns and associated debt costs.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 11

Liquid Asset Portfolio

As of March 31, 2016, the net investment portfolio totaled $51.0 billion, with $49.9 billion (Figure 6) representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $45.1 billion as at June 30, 2015, with $44.0 billion representing the liquid asset portfolio.

IBRD generally operates at levels of liquidity between 140% and 175% of the prudential minimum. The prudential minimum liquidity level has been set at $27.5 billion for FY16, and the liquid asset portfolio was slightly higher than the target range at 181% as of March 31, 2016. The increase in volume reflects preparation for large projected disbursements and debt redemptions during the fourth quarter of FY16.

Figure 6: Liquid Asset Portfolio In billions of U.S. dollars

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. As shown on Table 9, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 68% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereigns. Most of the BB or lower rated exposure relates to IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank.

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of March 31, 2016
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$10,784	$10,464	$—	$21,248	40%
AA	3,522	10,947	94	14,563	28
A	10,197	6,751	184	17,132	32
BBB	—	13	—	13		*
BB or lower/unrated	—	49	1	50		*

Total	$24,503	$28,224	$279	$53,006	100%

	As of June 30, 2015
	Investments
Counterparty Rating [a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$10,451	$9,571	$—	$20,022	42%
AA	4,385	9,375	78	13,838	29
A	7,336	5,997	107	13,440	28
BBB	223	8	2	233		*
BB or lower/unrated	—	18	5	23		*

Total	$22,395	$24,969	$192	$47,556	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of March 31, 2016, this debt security had a carrying value of $42 million. The loss in the value of the security was effected by the result of legislation passed in FY14 to cancel the underlying debt and the related guarantee, as well as subsequent declines in the market value of assets held by HETA ASSET RESOLUTION AG, the successor to Hypo Alpe-Adria. As a result of these factors, the investment had a carrying value of $13 million as of June 30, 2015. In July 2015, the legislation at issue was ruled unconstitutional and overturned by the Austrian Constitutional Court, and the security and the related guarantee were reinstated. While the Court decision removed the legal impediment to recovery, the price of the security only partially recovered, due to continuing concerns about the underlying asset value, resulting in unrealized mark-to-market gains of $27 million during the first nine months ended March 31, 2016. IBRD will continue to monitor the value of this investment and related market developments.

Investment Revenue

Investment revenue includes interest earned and mark-to-market gains and losses on the liquid asset portfolio, net of funding costs. During the first nine months of FY16, investment revenue net of funding costs was $87 million, compared to a loss of $4 million during the same period in FY15. The increase in investment revenue during FY16 was primarily due to lower unrealized mark-to-market losses on the portfolio, compared with FY15, primarily due to the changes asset value related to HETA ASSET RESOLUTION AG. As discussed above, there were unrealized mark-to-market gains of $27 million during the first nine months of FY16 compared with unrealized mark-to-market losses of $54 million during the same period in FY15.

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first nine months of FY16, IBRD raised medium and long-term debt of $41.6 billion in 19 currencies.

As of March 31, 2016, the borrowing portfolio totaled $175.7 billion (Figure 7), an increase of $16.9 billion from June 30, 2015 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $16.8 billion to support the increase in loan disbursements.

Figure 7: Borrowing Portfolio In billions of U.S. dollars

III.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 10, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $25 million as of March 31, 2016.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 13

Table 10: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of March 31, 2016	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$4	$57
Loan portfolio	(9)	(30)
EMF	(19)	*
Investment portfolio	(1)	(4)

Total (loss)/gains	$(25)	$23

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 8 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $57 million on the bonds. These would be significantly offset by the $53 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $4 million for the portfolio.

Figure 8: Sensitivity to Interest Rates as of March 31, 2016

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF Portfolio	Investment Portfolio

For the first nine months of FY16, IBRD experienced net unrealized mark-to-market gains on a fair value basis of $1,574 million on its non-trading portfolios. See Table 11 below for details.

Table 11: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the nine months ended March 31,	2016	2015
Borrowing portfolio	$923	$(308)
Loan portfolio	(486)	(1,350)
EMF	1,137	265

Total	$1,574	$(1,393)

a.	See Table 13 for a reconciliation to the fair value comprehensive basis net income.

Effect of Interest and Credit

IBRD uses derivatives in its trading and non-trading portfolios to arrive at variable rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 8).

For the first nine months of FY16, the unrealized mark-to-market gains on the EMF position of $1,137 million were primarily due to the decrease in U.S. interest rates experienced during the first nine months of FY16.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

For the first nine months of FY16, IBRD experienced $923 million of unrealized mark-to-market gains on the borrowing portfolio, which is mainly comprised of $1.5 billion unrealized mark-to-market gains due to the widening of IBRD’s credit spreads, partially offset by $0.6 billion of mark-to-market losses due to the decline in interest rates. As shown on Table 10, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $57 million of unrealized mark-to-market gains.

For the first nine months of FY16, IBRD experienced $486 million of unrealized mark-to-market losses on the loans portfolio, which is mainly comprised of $0.8 billion unrealized mark-to-market losses due to the widening of the credit spreads for several of its borrowing member countries during the same period. As shown on Table 10, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $30 million of unrealized mark-to-market losses. See the June 30, 2015, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 12-13 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 12: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of March 31, 2016				As of June 30, 2015
	Reported Basis	Adjustments		Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$2,167	$—		$2,167	$388	$—		$388
Investments	55,451	—		55,451	49,951	—		49,951
Net loans outstanding	164,805	1,298		166,103	155,040	870		155,910
Receivable from derivatives	141,134	—		141,134	134,325	—		134,325

Other assets	4,800	—		4,800	3,521	—		3,521

Total assets	$368,357	$1,298		$369,655	$343,225	$870		$344,095
Borrowings	$178,708	$12	[a]	$178,720	$160,980	$8	[a]	$160,988
Payable for derivatives	139,075	—		139,075	132,324	—		132,324
Other liabilities	10,390	—		10,390	11,284	—		11,284

Total liabilities	328,173	12		328,185	304,588	8		304,596
Paid-in capital stock	15,778	—		15,778	15,192	—		15,192
Retained earnings and other equity	24,406	1,286		25,692	23,445	862		24,307

Total equity	40,184	1,286		41,470	38,637	862		39,499

Total liabilities and equity	$368,357	$1,298		$369,655	$343,225	$870		$344,095

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 13: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the nine months ended March 31,	2016	2015	Variance
Net income (loss) from Table 2	$669	$(1,793)	$2,462
Fair value adjustment on loans	434	(370)	804
Changes to AOCI:
Currency translation adjustments	48	(1,278)	1,326
Others	100	150	(50)

Net income (loss) on fair value comprehensive basis	$1,251	$(3,291)	$4,542

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016 15

Table 14: Fair Value Adjustments, net

In millions of U.S. dollars
	For the nine months ended March 31, 2016
	Unrealized gains (losses) (Total from Table 2)	Realized gains	Fair Value Adjustment from Table 13	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$903 [a]	$23	$—	$(3)[b]	$923
Loan portfolio [c]	(920)	—	434	—	(486)
EMF [d]	1,137	—	—	—	1,137
Asset-liability management portfolio [d]	(3)	—	—	3	—
Client operations portfolio	(22)	—	—	22	—

Total	$1,095	$23	$434	$22	$1,574

	For the nine months ended March 31, 2015
	Unrealized gains (losses) (Total from Table 2)	Realized gains	Fair Value Adjustment from Table 13	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$(319)[a]	$12	$—	$(1)[b]	$(308)
Loan portfolio [c]	(979)[a]	(1)	(370)	—	(1,350)
EMF [d]	(316)[a]	581	—	—	265
Asset-liability management portfolio [d]	*	—	—	( *)	—
Client operations portfolio	(6)	—	—	6	—

Total	$(1,620)	$592	$(370)	$5	$(1,393)

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.
*	Indicates amount less than $0.5 million

IV.	Senior Management Changes

On February 1, 2016, Joaquim Levy succeeded Bertrand Badré as WBG Managing Director and Chief Financial Officer.

On February 29, 2016, Shaolin Yang was appointed as WBG Managing Director and Chief Administrative Officer following the creation of this position.

16 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2016

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2016

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 17

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2016 (Unaudited)	June 30, 2015 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$2,119	$311
Restricted cash	48	77

	2,167	388

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $683 million—March 31, 2016; $844 million—June 30, 2015)—Note C	53,358	47,823
Securities purchased under resale agreements—Note C	2,093	2,128
Derivative assets
Investments—Notes C, F and K	24,364	22,196
Loans—Notes D, F and K	4,102	3,902
Client operations—Notes D, F, I and K	28,608	28,739
Borrowings—Notes E, F and K	81,426	78,267
Others—Notes F and K	2,634	1,221

	141,134	134,325

Loans outstanding—Notes D, I and K
Total loans	233,340	217,223
Less undisbursed balance	66,359	60,211

Loans outstanding (including a loan at fair value of $114 million—March 31, 2016; $125 million—June 30, 2015)	166,981	157,012
Less:
Accumulated provision for loan losses	1,743	1,554
Deferred loan income	433	418

Net loans outstanding	164,805	155,040
Other assets—Notes C, D, E and I	4,800	3,521

Total assets	$368,357	$343,225

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

	March 31, 2016 (Unaudited)	June 30, 2015 (Unaudited)
Liabilities
Borrowings—Notes E and K	$178,708	$160,980
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	3,107	3,575
Derivative liabilities
Investments—Notes C, F and K	25,040	21,279
Loans—Notes D, F and K	6,289	5,535
Client operations—Notes D, F, I and K	28,630	28,747
Borrowings—Notes E, F and K	78,461	76,140
Others—Notes F and K	655	623

	139,075	132,324

Other liabilities—Notes C, D and I	7,283	7,709

Total liabilities	328,173	304,588

Equity
Capital stock—Note B
Authorized (2,307,600 shares—March 31, 2016, and June 30, 2015)
Subscribed (2,178,632 shares—March 31, 2016, and 2,095,748 shares—June 30, 2015)	262,819	252,821
Less uncalled portion of subscriptions	247,041	237,629

Paid-in capital	15,778	15,192
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(323)	(304)
Receivable amounts to maintain value of currency holdings	(264)	(365)
Deferred amounts to maintain value of currency holdings	(122)	(174)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,170	27,501
Accumulated other comprehensive loss—Note J	(3,055)	(3,213)

Total equity	40,184	38,637

Total liabilities and equity	$368,357	$343,225

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 19

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2016	2015	2016	2015
Net interest revenue
Interest revenue
Loans, net—Note D	$420	$288	$1,117	$868
Equity management, net	168	76	526	248
Investments—Trading, net	93	70	220	173
Other, net	1	—	5	2
Interest expenses
Borrowings, net—Note E	(207)	(95)	(497)	(284)

Net interest revenue, before provision for losses	475	339	1,371	1,007

Provision for losses on loans and other exposures, (charge) release—Note D	(4)	5	(226)	(65)

Net interest revenue, after provision for losses	471	344	1,145	942

Non interest revenue
Revenue from externally funded activities—Note I	195	163	512	451
Commitment charges—Note D	7	4	21	11
Other	7	2	60	4

Total	209	169	593	466

Non interest expenses
Administrative—Note I	(446)	(381)	(1,255)	(1,100)
Pension—Note H	(57)	(57)	(170)	(174)
Contributions to special programs	(8)	(13)	(59)	(100)
Other	(6)	(1)	(6)	(1)

Total	(517)	(452)	(1,490)	(1,375)

Board of Governors-approved and other transfers—Note G	—	—	(650)	(659)
Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net—Notes F and K	—	(88)	(47)	(139)
Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	174	(252)	1,118	(1,028)

Net income (loss)	$337	$(279)	$669	$(1,793)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2016	2015	2016	2015
Net income (loss)	$337	$(279)	$669	$(1,793)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1	2	2
Amortization of unrecognized net actuarial losses	29	44	87	133
Amortization of unrecognized prior service costs	5	6	16	18
Currency translation adjustment	218	(680)	53	(1,253)

Total other comprehensive income (loss)	253	(629)	158	(1,100)

Comprehensive income (loss)	$590	$(908)	$827	$(2,893)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2016	2015
Retained earnings at beginning of the fiscal year	$27,501	$28,287
Net income (loss) for the period	669	(1,793)

Retained earnings at end of the period	$28,170	$26,494

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 21

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2016	2015
Cash flows from investing activities
Loans
Disbursements	$(16,872)	$(14,677)
Principal repayments	7,058	6,678
Principal prepayments	—	19
Loan origination fees received	13	16
Net derivatives-loans	11	6
Other investing activities, net	(107)	(96)

Net cash used in investing activities	(9,897)	(8,054)

Cash flows from financing activities
Medium and long-term borrowings
New issues	41,104	42,025
Retirements	(30,231)	(31,090)
Net short-term borrowings	5,629	(3,561)
Net derivatives-borrowings	(326)	(677)
Capital subscriptions	586	1,074
Other capital transactions, net	32	37

Net cash provided by financing activities	16,794	7,808

Cash flows from operating activities
Net income (loss)	669	(1,793)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(1,118)	1,028
Depreciation and amortization	503	576
Provision for losses on loans and other exposures	226	65
Changes in:
Investments-Trading, net	(5,121)	(3,420)
Other assets and liabilities	(252)	676

Net cash used in operating activities	(5,093)	(2,868)

Effect of exchange rate changes on unrestricted cash	4	(111)

Net increase (decrease) in unrestricted cash	1,808	(3,225)
Unrestricted cash at beginning of the fiscal year	311	3,606

Unrestricted cash at end of the period	$2,119	$381

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$112	$(8,149)
Investment portfolio	41	(313)
Borrowing portfolio	468	(5,874)
Capitalized loan origination fees included in total loans	32	28
Interest paid on borrowings	253	91

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2015, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2015, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, the presentation for unrealized mark-to-market gains and losses on the non-trading portfolios and unrealized mark-to-market gains and losses on the Investments-Trading portfolio on the Statement of Income was changed to better reflect net interest revenue. These amounts were previously presented either as separate lines within revenue and expenses related to individual portfolios (Loans, Borrowings, Equity management and Other) or were included within revenues (Investments-Trading, net). As a result:

•	On the Condensed Statement of Income, for the nine months ended March 31, 2015, revenue from Loans, net, Equity management, net and Other, net increased by $721 million, while expenses from Borrowings, net decreased by $307 million. This change was offset by Unrealized mark-to-market losses on non-trading portfolios of $1,028 million.

•	Similarly, on the Condensed Statement of Income, for the nine months ended March 31, 2015, interest revenue from Investments-Trading, net increased by $139 million while the related unrealized mark-to-market losses increased by $139 million.

There was no net effect on net income (loss) for the three and nine months ended March 31, 2015 due to these reclassifications.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of March 31, 2016, IBRD believes that the Act has not had any significant effect on its business.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU defers for one year the effective date of ASU 2014-09 Revenue from Contracts with Customers. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). While the ASU clarifies the implementation guidance on principal versus agent considerations, it does not change the core principle of the guidance in Topic 606. For IBRD, this ASU and ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU will be effective from the quarter ending September 30, 2018. Early adoption is permitted only for certain provisions. IBRD is currently evaluating the impact of this ASU on its financial statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 23

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASU will be effective from the quarter ending September 30, 2019, with early adoption permitted. IBRD is currently evaluating the impact of this ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the nine months ended March 31, 2016 and the fiscal year ended June 30, 2015:

	Authorized shares	Subscribed shares
As of June 30, 2014	2,307,600	1,929,711
General and Selective Capital Increase (GCI/SCI)	—	166,037

As of June 30, 2015	2,307,600	2,095,748
GCI/SCI	—	82,884

As of March 31, 2016	2,307,600	2,178,632

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the nine months ended March 31, 2016 and the fiscal year ended June 30, 2015:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2014	$232,791	$(218,786)	$14,005
GCI/SCI	20,030	(18,843)	1,187

As of June 30, 2015	252,821	(237,629)	15,192
GCI/SCI	9,998	(9,412)	586

As of March 31, 2016	$262,819	$(247,041)	$15,778

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

Subsequent event: On April 12, 2016, Nauru became the 189th member country of IBRD with subscribed capital of $71 million, of which $2 million was paid in.

NOTE C—INVESTMENTS

As of March 31, 2016, IBRD’s investments include the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of March 31, 2016 and June 30, 2015 was as follows:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Net investment portfolio
Liquid asset portfolio	$49,879	$43,983
PCRF holdings	104	60
AMC holdings	125	156
PEBP holdings	928	906

Total	$51,036	$45,105

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of March 31, 2016, the majority of Investments is comprised of government and agency obligations, and time deposits (55% and 33%, respectively), with all instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2016, U.S. Treasuries represented the largest holding from a single counterparty, and amounted to 14% of Investments–Trading. Over 99% of IBRD’s investments were rated A and above, as of March 31, 2016.

A summary of IBRD’s Investments-Trading at March 31, 2016 and June 30, 2015, is as follows:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Equity securities [a]	$515	$504
Government and agency obligations	29,452	24,665
Time deposits	17,857	16,898
Asset-backed securities (ABS)	5,382	5,653
Alternative investments [b]	152	103

Total	$53,358	$47,823

a.	Includes $156 million of investments in comingled funds at net asset value per share (NAV), related to PEBP holdings ($197 million—June 30, 2015).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Investments - Trading	$53,358	$47,823
Securities purchased under resale agreements	2,093	2,128
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,107)	(3,575)
Derivative assets
Currency forward contracts	8,341	4,388
Currency swaps	15,896	17,706
Interest rate swaps	118	91
Swaptions, exchange traded options and futures contracts	9	11
Other [a]	*	—

Total	24,364	22,196

Derivative liabilities
Currency forward contracts	(8,532)	(4,366)
Currency swaps	(16,336)	(16,787)
Interest rate swaps	(156)	(107)
Swaptions, exchange traded options and futures contracts	(16)	(19)
Other [a]	—	( *)

Total	(25,040)	(21,279)

Cash held in investment portfolio [b]	997	201
Receivable from investment securities traded [c]	51	69
Payable for investment securities purchased [d]	(1,680)	(2,458)

Net investment portfolio	$51,036	$45,105

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of March 31, 2016, there were $904 million of short sales included in Other liabilities on the Condensed Balance Sheet ($1,635 million—June 30, 2015).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 25

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of March 31, 2016
	Level 1	Level 2		Level 3	Total
Assets:
Investments – Trading
Equity securities	$359	$	*	$—	$515	[a]
Government and agency obligations	19,345		10,107	—	29,452
Time deposits	2,543		15,314	—	17,857
ABS	—		5,382	—	5,382
Alternative investments [b]	—		—	—	152

Total Investments – Trading	$22,247		$30,803	$—	$53,358

Securities purchased under resale agreements	1,417		676	—	2,093
Derivative assets-Investments
Currency forward contracts	—		8,341	—	8,341
Currency swaps	—		15,896	—	15,896
Interest rate swaps	—		118	—	118
Swaptions, exchange traded options and futures contracts	*		9	—	9
Other [c]	—		*	—	*

Total Derivative assets-Investments	*		24,364	—	24,364

Total	$23,664		$55,843	$—	$79,815

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$453		$235	$—	$688
Derivative liabilities-Investments
Currency forward contracts	—		8,532	—	8,532
Currency swaps	—		16,336	—	16,336
Interest rate swaps	—		156	—	156
Swaptions, exchange traded options and futures contracts	6		10	—	16
Other [c]	—		—	—	—

Total Derivative liabilities-Investments	6		25,034	—	25,040

Payable for investments securities purchased [e]	904		—	—	904

Total	$1,363		$25,269	$—	$26,632

a.	Includes $156 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,419 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$307	$—	$—	$504	[a]
Government and agency obligations	15,442	9,223	—	24,665
Time deposits	2,811	14,087	—	16,898
ABS	—	5,653	—	5,653
Alternative investments [b]	—	—	—	103

Total Investments – Trading	$18,560	$28,963	$—	$47,823

Securities purchased under resale agreements	541	1,587	—	2,128
Derivative assets-Investments
Currency forward contracts	—	4,388	—	4,388
Currency swaps	—	17,706	—	17,706
Interest rate swaps	—	91	—	91
Swaptions, exchange traded options and futures contracts	*	11	—	11
Other [c]	—	—	—	—

Total Derivative assets-Investments	*	22,196	—	22,196

Total	$19,101	$52,746	$—	$72,147

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	$309	$537	$—	$846
Derivative liabilities-Investments
Currency forward contracts	—	4,366	—	4,366
Currency swaps	—	16,787	—	16,787
Interest rate swaps	—	107	—	107
Swaptions, exchange traded options and futures contracts	8	11	—	19
Other [c]	—	*	—	*

Total Derivative liabilities-Investments	8	21,271	—	21,279

Payable for investments securities purchased [e]	1,635	—	—	1,635

Total	$1,952	$21,808	$—	$23,760

a.	Includes $197 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,729 million relating to payable for cash collateral received.
e.	This relates to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the nine months ended March 31, 2016, there were no transfers between Level 1 and Level 2. As of June 30, 2015, $834 million of investments related to non-U.S. government obligations were transferred from Level 2 to Level 1 within the fair value hierarchy. This transfer was based on the outcome of the annual review of the inputs used to measure fair value.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBAs.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 27

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of March 31, 2016 and June 30, 2015.

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Collateral received
Cash	$2,419	$2,729
Securities	1,085	2,229

Total collateral received	$3,504	$4,958

Collateral permitted to be repledged	$3,504	$4,958
Amount of collateral repledged	—	—

As of March 31, 2016, IBRD had received total cash collateral of $2,419 million ($2,729 million—June 30, 2015), of which $1,507 million was invested in highly liquid instruments ($2,714 million—June 30, 2015).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of March 31, 2016, amounts which could potentially be offset as a result of legally enforceable master netting arrangements were $517 million ($822 million—June 30, 2015).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$683	$844	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$688	$846	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At March 31, 2016 and June 30, 2015 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016
	Remaining contractual maturity of the agreements
	Overnight and continuous		Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$	*	$676	$676
Equity securities		12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements		$12	$676	$688

*	Indicates amount less than $0.5 million.

In millions of U.S. dollars
	June 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total

Repurchase or securities lending agreements
Government and agency obligations	$557	$277	$834
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$569	$277	$846

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2016, there were no securities purchased under resale agreements which had not settled at that date ($252 million—June 30, 2015). For the remaining purchases, IBRD received securities with a fair value of $2,096 million ($1,875 million—June 30, 2015). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2015).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 29

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of March 31, 2016, 80% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of March 31, 2016, only 0.3% of IBRD’s loans were in nonaccrual status and related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.0% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of the loans outstanding as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,623	$21,623
Medium	—	—	—	—	—	—	89,826	89,826
High	1	8	21	—	—	30	54,941	54,971

Loans in accrual status [a]	1	8	21	—	—	30	166,390	166,420
Loans in nonaccrual status [a]	—	—	—	—	447	447	—	447
Loan at fair value [b]	—	—	—	—	—	—	114	114

Total	$1	$8	$21	$—	$447	$477	$166,504	$166,981

In millions of U.S. dollars
	June 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$20,574	$20,574
Medium	—	—	—	—	—	—	81,233	81,233
High	—	—	—	—	—	—	54,628	54,628

Loans in accrual status [a]	—	—	—	—	—	—	156,435	156,435
Loans in nonaccrual status [a]	—	—	—	—	452	452	—	452
Loan at fair value [b]	—	—	—	—	—	—	125	125

Total	$—	$—	$—	$—	$452	$452	$156,560	$157,012

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the nine months ended March 31, 2016, and for the fiscal year ended June 30, 2015 are summarized below:

In millions of U.S. dollars
	March 31, 2016			June 30, 2015
	Loans	Other [a]	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,554	$39	$1,593	$1,626	$41	$1,667
Provision—charge (release)	183	43	226	(11)	1	(10)
Translation adjustment	6	*	6	(61)	(3)	(64)

Accumulated provision, end of the period/fiscal year	$1,743	$82	$1,825	$1,554	$39	$1,593

Composed of accumulated provision for losses on:
Loans in accrual status	$1,520			$1,328
Loans in nonaccrual status	223			226

Total	$1,743			$1,554

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$166,420			$156,435
Loans at amortized cost in nonaccrual status	447			452
Loan at fair value in accrual status	114			125

Total	$166,981			$157,012

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantee received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ Derivatives	Derivative Assets – Client Operations	Unrealized mark-to-market gains/losses on non-trading portfolios

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 31

Overdue Amounts

At March 31, 2016, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2016 and June 30, 2015, and for the three and nine months ended March 31, 2016, and March 31, 2015:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Recorded investment in nonaccrual loans [a]	$447	$452
Accumulated provision for loan losses on nonaccrual loans	223	226
Average recorded investment in nonaccrual loans for the period/fiscal year	450	457
Overdue amounts of nonaccrual loans:	894	873

Principal	447	452
Interest and charges	447	421

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$8	$26	$26

During the nine months ended March 31, 2016 and March 31, 2015, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2016, interest income of $4 million was recognized on loans in nonaccrual status ($1 million—nine months ended March 31, 2015).

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at March 31, 2016:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges Overdue	Nonaccrual Since
Zimbabwe	$447	$894	October 2000

Guarantees

Guarantees of $5,287 million were outstanding as of March 31, 2016 ($1,432 million—June 30, 2015). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2030.

As of March 31, 2016, liabilities related to IBRD’s obligations under guarantees of $403 million ($42 million—June 30, 2015), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $71 million ($17 million—June 30, 2015).

During the nine months ended March 31, 2016 and March 31, 2015, no guarantees provided by IBRD were called.

On December 15, 2015, IBRD signed and executed two Exposure Exchange Agreements (EEA): one with the African Development Bank (AfDB) for $1,588 million and the other with the Inter-American Development Bank (IADB) for $2,021 million. Under the EEA, each bank exchanges credit risk exposure of a portfolio supported by underlying loans to borrowing member countries, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset, respectively. There was no exchange of cash between the banks for these transactions.

For the guarantee provided under the EEA, IBRD records a liability equivalent to the fair value of the stand ready obligation. This liability is included in Other liabilities on the Condensed Balance Sheet and is being amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying portfolio and changes over the life of the EEA as the credit quality of the underlying portfolio changes.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

For the guarantee received under the EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets on the Condensed Balance Sheet and is being amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying portfolio and changes over the life of the EEA contract as the credit quality of the underlying portfolio changes.

Information on the location and amounts associated with the EEA included in the Condensed Balance Sheet and Condensed Statement of Income as of and for the nine months ended March 31, 2016, is presented in the following table:

In millions of U.S. dollars
	March 31, 2016
	Notional amount	(Stand ready obligation) Asset	Location on Condensed Balance Sheet	(Provision) Recoverable asset	Location on Condensed Balance Sheet	Location on Condensed Statement of Income
Guarantee provided [a]	$3,609	$(294)	Other liabilities	$(47)	Other liabilities	Provision for losses on loans and other exposures
Guarantee received	(3,609)	294	Other assets	51	Other assets	Other income

Total	$—	$—		$4

a.	Notional amount, stand ready obligation and provision for the guarantee provided are included in guarantees outstanding of $5,287 million, obligations under guarantees of $403 million and accumulated provision for guarantee losses of $71 million, respectively.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three and nine months ended March 31, 2016 and March 31, 2015, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Interest waivers	$20	$24	$64	$76
Commitment charge waivers	*	1	1	4
Front-end fee waivers	4	3	12	13

Total	$24	$28	$77	$93

*	Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the nine months ended March 31, 2016, one country contributed in excess of 10 percent of total loan revenue; this amounted to $200 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 33

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of and for the nine months ended March 31, 2016 and March 31, 2015, is presented in the following table:

In millions of U.S. dollars
	March 31, 2016		March 31, 2015
Region	Loans Outstanding	Loan Revenue[b]	Loans Outstanding	Loan Revenue[b]
Africa	$3,348	$137	$2,938	$96
East Asia and Pacific	35,016	365	31,238	305
Europe and Central Asia	43,630	320	40,155	314
Latin America and the Caribbean	55,238	775	54,206	722
Middle East and North Africa	15,740	121	11,781	107
South Asia	13,800	93	13,352	63
Other[a]	209	1	217	1

Total	$166,981	$1,812	$153,887	$1,608

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net of $674 million from loan related derivatives ($729 million—March 31, 2015). Includes commitment charges of $21 million ($11 million—March 31, 2015).

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at March 31, 2016 was 4.7%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Beginning of the period/fiscal year	$118	$134	$125	$141
Total realized/unrealized gains (losses) in:
Net income	4	3	9	3
Other comprehensive (loss) income	(8)	(9)	(20)	(16)

End of the period	$114	$128	$114	$128

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the three and nine months ended March 31, 2016 and March 31, 2015 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,			Nine Months Ended March 31,
Unrealized Gains (Losses)	2016	2015		2016	2015
Statement of Income line
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$2	$	*	$1	$(5)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016		June 30, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$164,805	$166,103	$155,040	$155,910

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of March 31, 2016 and June 30, 2015, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the ones reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of March 31, 2016, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Borrowings [a]	$178,708	$160,980
Currency swaps, net	1,453	1,433
Interest rate swaps, net	(4,418)	(3,560)

	$175,743	$158,853

a.	Includes $820 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($225 million—June 30, 2015).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $497 million ($284 million—nine months ended March 31, 2015) include $2,186 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($2,635 million—nine months ended March 31, 2015).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of March 31, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Level 1	$—	$—
Level 2	176,126	158,574
Level 3	2,582	2,406

	$178,708	$160,980

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 35

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Beginning of the period/fiscal year	$1,994	$3,177	$2,406	$3,883
Total realized/unrealized mark-to-market (gains) losses in:
Net income	2	(3)	(119)	404
Other comprehensive income	39	(59)	21	(515)
Issuances	94	500	174	976
Settlements	(53)	(519)	(415)	(1,455)
Transfers into (out of), net	506	(38)	515	(235)

End of the period	$2,582	$3,058	$2,582	$3,058

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2016 and March 31, 2015, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2016	2015	2016	2015
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$11	$14	$110	$(262)

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2016 and March 31, 2015, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2016	2015	2016	2015
Condensed Statement of Income location Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$(1,711)	$(782)	$(591)	$(1,835)

During the three and nine months ended March 31, 2016, IBRD’s credit spreads widened. For these periods, the estimated financial effects on the fair value of the debt issued and outstanding were unrealized mark-to-market gains of $542 million and $1,579 million, respectively.

During the three and nine months ended March 31, 2015, IBRD’s credit spreads tightened. For these periods, the estimated financial effects on the fair value of the debt issued and outstanding were unrealized mark-to-market losses of $80 million and $290 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2016	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), March 31, 2016	Range (average), June 30, 2015
Borrowings	$2,582	$2,406	Discounted Cash Flow	Correlations	-59% to 78% (8%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	20% to 114% (65%)	19% to 71% (36%)

The table below provides the details of all gross inter-level transfers for the three and nine months ended March 31, 2016 and March 31, 2015. Transfers from Level 3 to Level 2 are due to increased price transparency.

In millions of U.S. dollars
	Three Months Ended March 31, 2016		Nine Months Ended March 31, 2016
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$19	$(19)
Transfer (out of) into	(506)	506	(534)	534

	$(506)	$506	$(515)	$515

In millions of U.S. dollars
	Three Months Ended March 31, 2015		Nine Months Ended March 31, 2015
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$38	$(38)	$235	$(235)
Transfer (out of) into	—	—	—	—

	$38	$(38)	$235	$(235)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2016	$178,708	$178,195	$513
June 30, 2015	$160,980	$160,568	$412

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 37

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	March 31, 2016		June 30, 2015	March 31, 2016	June 30, 2015
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts - Investment-Trading	$9		$11	$16	$19
Interest rate swaps	9,417		6,510	6,152	4,450
Currency swaps [a]	131,708		127,804	132,907	127,855
Other [b]		*	—	—		*

Total Derivatives	$141,134		$134,325	$139,075	$132,324

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	March 31, 2016		June 30, 2015
Investments - Trading
Interest rate swaps
Notional principal	$11,544		$8,755
Credit exposure	118		91
Currency swaps (including currency forward contracts)
Credit exposure	256		1,136
Swaptions, exchange traded options and futures contracts [a]
Notional long position	265		1,313
Notional short position	2,503		7,224
Credit exposure	9		11
Other derivatives [b]
Notional long position	28		28
Notional short position	—		—
Credit exposure		*	—
Loans
Interest rate swaps
Notional principal	26,419		28,118
Credit exposure	62		139
Currency swaps
Credit exposure	903		507
Client operations
Interest rate swaps
Notional principal	21,602		23,024
Credit exposure	1,851		1,221
Currency swaps
Credit exposure	1,688		1,657
Borrowings
Interest rate swaps
Notional principal	209,962		184,491
Credit exposure	5,281		4,325
Currency swaps
Credit exposure	7,815		8,025
Other derivatives
Interest rate swaps
Notional principal	56,285		45,647
Credit exposure	2,105		734
Currency swaps
Credit exposure	10		—

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 39

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2016 is $3,835 million ($4,230 million—June 30, 2015). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2016, the amount of collateral that would need to be posted would be $1,051 million ($1,709 million—June 30, 2015). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $3,835 million ($4,230 million—June 30, 2015). In contrast, IBRD received collateral totaling $3,504 million as of March 31, 2016 ($4,958 million—June 30, 2015), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three and nine months ended March 31, 2016, and March 31, 2015, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement Location	Unrealized mark-to-market gains (losses)
		Three Months Ended March 31,		Nine Months Ended March 31,
		2016	2015	2016	2015
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non- trading portfolios, net	$1,590	$217	$1,376	$(259)
Currency swaps (including currency forward contracts and structured swaps)		293	313	332	1,071

Total		$1,883	$530	$1,708	$812

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes, and consist of highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment –trading portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
Condensed Statement of Income Location	Unrealized mark-to-market gains (losses) on Investments-Trading, net [a]
	Three Months Ended March 31,			Nine Months Ended March 31,
	2016		2015	2016	2015
Type of instrument
Fixed income (including associated derivatives)	$	*	$(94)	$(33)	$(141)
Equity [b]		*	6	(14)	2

Total	$	*	$(88)	$(47)	$(139)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Includes alternative investments.
*	Indicates amount less than $0.5 million.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of March 31, 2016 and June 30, 2015. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	March 31, 2016
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,355	$(12,938)	$9,417	$19,847	$(13,695)	$6,152
Currency swaps [a]	131,708	—	131,708	132,907	—	132,907
Other [b]	9	—	9	17	(1)	16

Total	$154,072	$(12,938)	$141,134	$152,771	$(13,696)	$139,075

Amounts subject to legally enforceable master netting agreements [c]			(135,127)			(135,127)

Net derivative positions at counterparty level before collateral			6,007			3,948

Less:
Cash collateral received [d]			2,055
Securities collateral received [d]			919

Net derivative exposure after collateral			$3,033

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 41

In millions of U.S. dollars
	June 30, 2015
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,968	$(18,458)	$6,510	$16,938	$(12,488)	$4,450
Currency swaps [a]	127,804	—	127,804	127,855	—	127,855
Other [b]	11	—	11	22	(3)	19

Total	$152,783	$(18,458)	$134,325	$144,815	$(12,491)	$132,324

Amounts subject to legally enforceable master netting agreements [c]			(128,010)			(128,010)

Net derivative positions at counterparty level before collateral			6,315			4,314

Less:
Cash collateral received [d]			2,284
Securities collateral received [d]			1,609

Net derivative exposure after collateral			$2,422

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and June 30, 2015 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis March 31, 2016
	Level 1			Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$8,341		$—	$8,341
Currency swaps		—		15,896		—	15,896
Interest rate swaps		—		118		—	118
Swaptions, exchange traded options and futures contracts			*	9		—	9
Other [a]		—			*	—		*

			*	24,364		—	24,364

Loans
Currency swaps		—		3,919		121	4,040
Interest rate swaps		—		62		—	62

		—		3,981		121	4,102

Client operations
Currency swaps		—		26,757		—	26,757
Interest rate swaps		—		1,851		—	1,851

		—		28,608		—	28,608

Borrowings
Currency swaps		—		74,737		1,408	76,145
Interest rate swaps		—		5,216		65	5,281

		—		79,953		1,473	81,426

Others
Currency swaps		—		529		—	529
Interest rate swaps		—		2,105		—	2,105

		—		2,634		—	2,634

Total derivative assets	$		*	$139,540		$1,594	$141,134

Derivative Liabilities:
Investments
Currency forward contracts		$—		$8,532		$—	$8,532
Currency swaps		—		16,336		—	16,336
Interest rate swaps		—		156		—	156
Swaptions, exchange traded options and futures contracts		6		10		—	16
Other [a]		—		—		—	—

		6		25,034		—	25,040

Loans
Currency swaps		—		3,040		101	3,141
Interest rate swaps		—		3,148		—	3,148

		—		6,188		101	6,289

Client operations
Currency swaps		—		26,751		—	26,751
Interest rate swaps		—		1,873		6	1,879

		—		28,624		6	28,630

Borrowings
Currency swaps		—		76,316		1,282	77,598
Interest rate swaps		—		732		131	863

		—		77,048		1,413	78,461

Others
Currency swaps		—		549		—	549
Interest rate swaps		—		106		—	106

		—		655		—	655

Total derivative liabilities		$6		$137,549		$1,520	$139,075

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 43

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2015
	Level 1			Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$—		$4,388		$—	$4,388
Currency swaps		—		17,706		—	17,706
Interest rate swaps		—		91		—	91
Swaptions, exchange traded options and futures contracts			*	11		—	11
Other [a]		—		—		—	—

			*	22,196		—	22,196

Loans
Currency swaps		—		3,671		92	3,763
Interest rate swaps		—		139		—	139

		—		3,810		92	3,902

Client operations
Currency swaps		—		27,518		—	27,518
Interest rate swaps		—		1,221		—	1,221

		—		28,739		—	28,739

Borrowings
Currency swaps		—		72,555		1,387	73,942
Interest rate swaps		—		4,258		67	4,325

		—		76,813		1,454	78,267

Others
Currency swaps		—		487		—	487
Interest rate swaps		—		734		—	734

		—		1,221		—	1,221

Total derivative assets	$		*	$132,779		$1,546	$134,325

Derivative Liabilities:
Investments
Currency forward contracts		$—		$4,366		$—	$4,366
Currency swaps		—		16,787		—	16,787
Interest rate swaps		—		107		—	107
Swaptions, exchange traded options and futures contracts		8		11		—	19
Other [a]		—			*	—		*

		8		21,271		—	21,279

Loans
Currency swaps		—		3,188		77	3,265
Interest rate swaps		—		2,270		—	2,270

		—		5,458		77	5,535

Client operations
Currency swaps		—		27,515		—	27,515
Interest rate swaps		—		1,224		8	1,232

		—		28,739		8	28,747

Borrowings
Currency swaps		—		74,021		1,354	75,375
Interest rate swaps		—		690		75	765

		—		74,711		1,429	76,140

Others
Currency swaps		—		547		—	547
Interest rate swaps		—		76		—	76

		—		623		—	623

Total derivative liabilities		$8		$130,802		$1,514	$132,324

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net during the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31, 2016			Nine Months Ended March 31, 2016
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$26	$(105)	$(79)	$48	$(16)	$32
Total realized/unrealized gains (losses) in:
Net income	14	(17)	(3)	1	(105)	(104)
Other comprehensive income	45	1	46	51	1	52
Issuances	—	—	—	—	(3)	(3)
Settlements	—	(3)	(3)	(2)	(1)	(3)
Transfers, net	61	52	113	48	52	100

End of the period	$146	$(72)	$74	$146	$(72)	$74

In millions of U.S. dollars
	Three Months Ended March 31, 2015			Nine Months Ended March 31, 2015
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$188	$6	$194	$461	$26	$487
Total realized/unrealized gains (losses) in:
Net income	(3)	28	25	285	33	318
Other comprehensive income	(42)	—	(42)	(478)	—	(478)
Issuances	(2)	—	(2)	(4)	—	(4)
Settlements	(47)	—	(47)	(154)	—	(154)
Transfers, net	(2)	—	(2)	(18)	(25)	(43)

End of the period	$92	$34	$126	$92	$34	$126

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and nine months ended March 31, 2016 and March 31, 2015, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
Unrealized Gains (Losses)	2016	2015	2016	2015
Condensed Statement of Income Location Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(8)	$(1)	$(77)	$192

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 45

The following table provides details of all inter-level transfers during the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31, 2016		Nine Months Ended March 31, 2016
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	(113)	113	(113)	113

	(113)	113	(113)	113

Derivative liabilities, net
Transfer (into) out of	$—	$—	$(4)	$4
Transfer out of (into)	—	—	17	(17)

	—	—	13	(13)

Transfers, net	$(113)	$113	$(100)	$100

In millions of U.S. dollars
	Three Months Ended March 31, 2015		Nine Months Ended March 31, 2015
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer (out of) into	$—	$—	$—	$—
Transfer into (out of)	2	(2)	18	(18)

	2	(2)	18	(18)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$—	$—
Transfer out of (into)	—	—	25	(25)

	—	—	25	(25)

Transfers, net	$2	$(2)	$43	$(43)

Transfers between level Level 3 and Level 2 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at March 31, 2016	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), March 31, 2016	Range (average), June 30, 2015
Currency swaps, Interest rate swaps	$74	$32	Discounted Cash Flow	Correlations	-59% to 78% (8%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	20% to 114% (65%)	19% to 71% (36%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved and other transfers, and after considering the allocation to the pension reserve.

On August 6, 2015, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2015, an increase in General Reserve by $36 million and a decrease in the Pension Reserve by $55 million.

On October 9, 2015, IBRD’s Board of Governors approved an immediate transfer to International Development Association (IDA) of $650 million out of the net income earned in the fiscal year ended June 30, 2015. The transfer to IDA was made on October 15, 2015.

Retained earnings comprise the following components at March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016	June 30, 2015
Special reserve	$293	$293
General reserve	26,925	26,889
Pension reserve	962	1,017
Surplus	326	326
Cumulative fair value adjustments [a]	(1,678)	(977)
Unallocated net income	1,318	(71)
Restricted retained earnings	24	24

Total	$28,170	$27,501

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing methodology. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31, 2016				Nine Months Ended March 31, 2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$98	$27	$14	$139	$295	$79	$44	$418
Interest cost	166	28	13	207	497	84	37	618
Expected return on plan assets	(233)	(36)	—	(269)	(700)	(105)	—	(805)
Amortization of unrecognized prior service costs [a]	—	4	1	5	2	12	2	16
Amortization of unrecognized net actuarial losses [a]	19	—	10	29	57	—	30	87

Net periodic pension cost [b]	$50	$23	$38	$111	$151	$70	$113	$334

of which:
IBRD’s share [b]	$26	$12	$19	$57	$77	$36	$57	$170
IDA’s share	$24	$11	$19	$54	$74	$34	$56	$164

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 47

In millions of U.S. dollars
	Three Months Ended March 31, 2015					Nine Months Ended March 31, 2015
	SRP	RSBP	PEBP		Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$96	$28	$12		$136	$290	$84	$37	$411
Interest cost	161	30	12		203	484	90	34	608
Expected return on plan assets	(230)	(33)	—		(263)	(692)	(99)	—	(791)
Amortization of unrecognized prior service costs [a]	2	4		*	6	4	12	2	18
Amortization of unrecognized net actuarial losses [a]	26	7	11		44	79	20	34	133

Net periodic pension cost [b]	$55	$36	$35		$126	$165	$107	$107	$379

of which:
IBRD’s share [b]	$25	$16	$16		$57	$76	$49	$49	$174
IDA’s share	$30	$20	$19		$69	$89	$58	$58	$205

a.	Included in Amounts reclassified into net income in Note J-Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.
*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At March 31, 2016 and June 30, 2015, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	March 31, 2016
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$358	$8,980	$(9,216)	$(817)	$(695)
IFC	209	31	—	—	(203)	37
MIGA	—	4	—	—	(8)	(4)

	$209	$393	$8,980	$(9,216)	$(1,028)	$(662)

In millions of U.S. dollars
	June 30, 2015
			Derivative Transactions [a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$364	$8,962	$(8,914)	$(831)	$(419)
IFC	213	50	—	—	(210)	53
MIGA	—	4	—	—	(8)	(4)

	$213	$418	$8,962	$(8,914)	$(1,049)	$(370)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and other exposures

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At March 31, 2016, the loan balance under this facility amounted to $13 million ($17 million—June 30, 2015) and carried a fixed interest rate of 3.96% and maturity of 0.7 year. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $197 million. At March 31, 2016, the balance of this loan was $196 million ($196 million—June 30, 2015). This loan is at LIBOR less 25 basis points (0.50% as of March 31, 2016) and is not eligible for interest waivers.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2016, assets related to IBRD’s right to be indemnified under this agreement amounted to $3 million ($3 million—June 30, 2015), while liabilities related to IBRD’s obligation under this agreement amounted to $3 million ($3 million—June 30, 2015). These include an accumulated provision for guarantee losses of less than $1 million (less than $1million—June 30, 2015).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2016, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $336 million and $1,022 million, respectively ($369 million and $1,139 million, respectively—three and nine months ended March 31, 2015).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing methodology. Amounts are settled quarterly. For the three and nine months ended March 31, 2016, IBRD’s other revenue is net of revenue allocated to IDA of $54 million and $155 million ($72 million and $188 million, respectively—three and nine months ended March 31, 2015).

For the three and nine months ended March 31, 2016 and March 31, 2015, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2016	2015	2016	2015
Fees charged to IFC	$16	$19	$47	$46
Fees charged to MIGA	1	1	4	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 49

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the nine months ended March 31, 2016 and March 31, 2015:

In millions of U.S. dollars
	Nine Months Ended March 31, 2016
	Balance, beginning of the fiscal year		Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$	*	$53	$—		$53	$53
Cumulative Effect of Change in Accounting Principle [a]		500	—	—		—	500
Reclassification [a]		(509)	—	2	[b]	2	(507)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans		(3,022)	—	87	[c]	87	(2,935)
Unrecognized Prior Service (Costs) Credits on Benefit Plans		(182)	—	16	[c]	16	(166)

Total Accumulated Other Comprehensive Loss		$(3,213)	$53	$105		$158	$(3,055)

In millions of U.S. dollars
	Nine Months Ended March 31, 2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,016	$(1,253)	$—		$(1,253)	$(237)
Cumulative Effect of Change in Accounting Principle [a]	500	—	—		—	500
Reclassification [a]	(511)	—	2	[b]	2	(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	133	[c]	133	(3,729)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(205)	—	18	[c]	18	(187)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(1,253)	$153		$(1,100)	$(4,162)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H—Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2016 and June 30, 2015:

In millions of U.S. dollars
	March 31, 2016			June 30, 2015
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from banks	$2,167	$2,167		$388	$388
Investments-Trading (including Securities purchased under resale agreements)	55,451	55,451		49,951	49,951
Net loans outstanding	164,805	166,103		155,040	155,910
Derivative assets

Investments	24,364	24,364		22,196	22,196

Loans	4,102	4,102		3,902	3,902

Client operations	28,608	28,608		28,739	28,739

Borrowings	81,426	81,426		78,267	78,267

Others	2,634	2,634		1,221	1,221
Liabilities
Borrowings	178,708	178,720	[a]	160,980	160,988	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,107	3,107		3,575	3,575
Derivative liabilities

Investments	25,040	25,040		21,279	21,279

Loans	6,289	6,289		5,535	5,535

Client operations	28,630	28,630		28,747	28,747

Borrowings	78,461	78,461		76,140	76,140

Others	655	655		623	623

a.	Includes $12 million ($8 million—June 30, 2015) relating to the transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of March 31, 2016 and June 30, 2015, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED) 51

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on non-trading portfolios, net for the three and nine months ended March 31, 2016, and March 31, 2015:

In millions of U.S. dollars
	Three Months Ended March 31, 2016			Nine Months Ended March 31, 2016
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(3)	$3	$ *	$103	$(150)	$(47)

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	(934)[b]	(934)	—	(920)[b]	(920)

Equity management, net	—	985	985	—	1,137	1,137

Borrowings, including derivatives —Notes E and F	8	132 [c]	140	23	903 [c]	926

Other assets/liabilities derivatives	—	(1)	(1)	—	(3)	(3)
Client operations derivatives	—	(16)	(16)	—	(22)	(22)

Total	$8	$166	$174	$23	$1,095	$1,118

In millions of U.S. dollars
	Three Months Ended March 31, 2015			Nine Months Ended March 31, 2015
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(27)	$(61)	$(88)	$(78)	$(61)	$(139)

Non trading portfolios, net

Loans, including derivatives—Notes D and F	(1)	(416)[b]	(417)	(1)	(979)[b]	(980)

Equity management, net	—	204	204	581	(316)	265

Borrowings, including derivatives —Notes E and F	3	(40)[c]	(37)	12	(319)[c]	(307)

Other assets/liabilities derivatives	—	*	*	—	*	*

Client operations derivatives	—	(2)	(2)	—	(6)	(6)

Total	$2	$(254)	$(252)	$592	$(1,620)	$(1,028)

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $936 million and $921 million of unrealized mark-to-market losses related to derivatives associated with loans for three and nine months ended March 31, 2016, respectively (unrealized mark-to-market losses of $417 million and $975 million—three and nine months ended March 31, 2015, respectively).
c.	Includes $1,851 million and $1,517 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and nine months ended March 31, 2016, respectively (unrealized mark-to-market gains of $745 million and $1,528 million—three and nine months ended March 31, 2015, respectively).
*	Indicates amount less than $0.5 million.

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, as of and for the three and nine months ended March 31, 2016, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2016 (UNAUDITED)

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of March 31, 2016, the related condensed statements of income and comprehensive income for the three and nine-month periods ended March 31, 2016 and 2015 and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2016 and 2015.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2015

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2015, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2015. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2015, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 10, 2016

53

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0119BRL10.70	0000014271	BRL	45,000,000.00	11,189,576.29	1/5/2016	1/28/2016	1/29/2019
BOND/SELL BRL/IBRD/GDIF/0124BRL00.00	0000014267	BRL	50,000,000.00	12,367,971.90	1/4/2016	1/12/2016	1/30/2024
BOND/SELL BRL/IBRD/GDIF/0124BRL00.00	0000014391	BRL	30,000,000.00	7,996,161.84	3/9/2016	3/17/2016	1/30/2024
BOND/SELL BRL/IBRD/GDIF/0124BRL00.00	0000014298	BRL	50,000,000.00	12,218,217.36	1/20/2016	1/27/2016	1/30/2024
BOND/SELL BRL/IBRD/GDIF/0124BRL00.00	0000014335	BRL	40,000,000.00	10,233,057.89	2/5/2016	2/17/2016	1/30/2024
BOND/SELL BRL/IBRD/GDIF/0124BRL00.00	0000014363	BRL	40,000,000.00	9,902,215.62	2/19/2016	2/29/2016	1/30/2024
BOND/SELL BRL/IBRD/GDIF/0219BRL08.74	0000014306	BRL	10,780,000.00	2,622,807.23	1/26/2016	2/10/2016	2/12/2019
BOND/SELL BRL/IBRD/GDIF/0219BRL10.05	0000014353	BRL	6,500,000.00	1,610,106.51	2/17/2016	2/26/2016	2/28/2019
BOND/SELL BRL/IBRD/GDIF/0219BRL10.10	0000014314	BRL	40,000,000.00	9,778,158.04	1/28/2016	2/26/2016	2/28/2019
BOND/SELL BRL/IBRD/GDIF/0219BRL10.10	0000014404	BRL	12,000,000.00	3,351,768.06	3/14/2016	3/31/2016	2/28/2019
BOND/SELL BRL/IBRD/GDIF/0220BRL09.30	0000014310	BRL	12,180,000.00	3,016,045.96	1/27/2016	2/10/2016	2/12/2020
BOND/SELL BRL/IBRD/GDIF/0221BRL09.60	0000014316	BRL	56,060,000.00	13,704,088.49	1/28/2016	2/10/2016	2/12/2021
BOND/SELL BRL/IBRD/GDIF/0221BRL10.10	0000014351	BRL	80,000,000.00	19,975,529.98	2/16/2016	2/23/2016	2/23/2021
BOND/SELL BRL/IBRD/GDIF/0221BRL10.10	0000014424	BRL	60,000,000.00	16,565,890.83	3/22/2016	3/31/2016	2/23/2021
BOND/SELL BRL/IBRD/GDIF/0226BRL00.00	0000014313	BRL	130,000,000.00	31,779,013.63	1/28/2016	2/11/2016	2/11/2026
BOND/SELL BRL/IBRD/GDIF/0319BRL09.80	0000014360	BRL	34,000,000.00	8,416,883.28	2/19/2016	3/30/2016	3/29/2019
BOND/SELL BRL/IBRD/GDIF/0319BRL10.60	0000014296	BRL	13,000,000.00	3,225,366.27	1/15/2016	2/29/2016	3/1/2019
BOND/SELL BRL/IBRD/GDIF/0321BRL00.00	0000014303	BRL	7,000,000.00	1,697,278.29	1/22/2016	3/10/2016	3/11/2021
BOND/SELL BRL/IBRD/GDIF/0419BRL08.10	0000014428	BRL	16,000,000.00	4,346,172.65	3/24/2016	4/25/2016	4/26/2019

Page 1/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL BRL/IBRD/GDIF/0419BRL08.85	0000014416	BRL	22,000,000.00	5,885,815.19	3/17/2016	4/20/2016	4/23/2019
BOND/SELL BRL/IBRD/GDIF/0421BRL00.00	0000014426	BRL	6,000,000.00	1,677,242.61	3/23/2016	4/27/2016	4/28/2021
BOND/SELL BRL/IBRD/GDIF/0424BRL00.00	0000014361	BRL	8,500,000.00	2,104,220.82	2/19/2016	3/30/2016	4/2/2024
BOND/SELL BRL/IBRD/GDIF/1120BRL11.75	0000014364	BRL	75,000,000.00	18,669,255.47	2/22/2016	2/29/2016	11/4/2020
BOND/SELL BRL/IBRD/GDIF/1222BRL00.00	0000014308	BRL	30,000,000.00	7,299,092.48	1/26/2016	2/2/2016	12/8/2022
BOND/SELL BRL/IBRD/GDIF/1222BRL00.00	0000014372	BRL	70,000,000.00	17,700,010.11	2/24/2016	3/4/2016	12/8/2022

Sub-total New Borrowings			944,020,000.00	237,331,946.80

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0121AUD02.80	0000014285	AUD	550,000,000.00	385,440,000.00	1/11/2016	1/13/2016	1/13/2021

Sub-total New Borrowings			550,000,000.00	385,440,000.00

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0321CAD1.25	0000014400	CAD	500,000,000.00	377,443,949.57	3/11/2016	3/18/2016	3/18/2021

Sub-total New Borrowings			500,000,000.00	377,443,949.57

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0123EURSTR	0000014273	EUR	300,000,000.00	322,725,000.00	1/5/2016	1/15/2016	1/15/2023
BOND/SELL EUR/IBRD/GDIF/0136EUR01.50	0000014272	EUR	500,000,000.00	537,875,000.00	1/5/2016	1/14/2016	1/14/2036
BOND/SELL EUR/IBRD/GDIF/0136EURSTR	0000014269	EUR	110,000,000.00	120,087,000.00	1/4/2016	1/11/2016	1/11/2036
BOND/SELL EUR/IBRD/NSV/0146EURSTR	0000014274	EUR	25,000,000.00	26,893,750.00	1/5/2016	1/19/2016	1/19/2046

Sub-total New Borrowings			935,000,000.00	1,007,580,750.00

Page 2/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000014281	GBP	650,000,000.00	946,790,000.00	1/7/2016	1/14/2016	12/15/2020
BOND/SELL GBP/IBRD/GDIF/1220GBP01.375	0000014358	GBP	200,000,000.00	285,730,000.00	2/19/2016	2/26/2016	12/15/2020

Sub-total New Borrowings			850,000,000.00	1,232,520,000.00

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0119INR05.35	0000014277	INR	165,000,000.00	2,469,209.70	1/6/2016	1/28/2016	1/29/2019
BOND/SELL INR/IBRD/GDIF/0121INR05.80	0000014447	INR	607,000,000.00	9,115,332.23	1/5/2016	1/28/2016	1/29/2021
BOND/SELL INR/IBRD/GDIF/0219INR05.35	0000014302	INR	300,000,000.00	4,411,492.23	1/21/2016	2/25/2016	2/26/2019
BOND/SELL INR/IBRD/GDIF/0220INR00.50	0000014304	INR	135,000,000.00	1,991,717.41	1/25/2016	2/26/2016	2/28/2020
BOND/SELL INR/IBRD/GDIF/0221INR04.51	0000014315	INR	69,000,000.00	1,011,559.63	1/28/2016	2/10/2016	2/12/2021
BOND/SELL INR/IBRD/GDIF/0221INR05.50	0000014334	INR	378,500,000.00	5,601,532.02	2/5/2016	2/26/2016	2/26/2021
BOND/SELL INR/IBRD/GDIF/0319INR05.00	0000014349	INR	170,000,000.00	2,491,766.18	2/12/2016	3/29/2016	3/29/2019
BOND/SELL INR/IBRD/GDIF/0319INR05.30	0000014318	INR	166,000,000.00	2,447,330.79	1/29/2016	3/3/2016	3/4/2019
BOND/SELL INR/IBRD/GDIF/0319INR05.30A	0000014339	INR	230,000,000.00	3,385,938.05	2/9/2016	3/29/2016	3/29/2019
BOND/SELL INR/IBRD/GDIF/0321INR00.00	0000014365	INR	350,000,000.00	5,101,148.49	2/22/2016	3/29/2016	3/30/2021
BOND/SELL INR/IBRD/GDIF/0321INR05.65	0000014389	INR	323,700,000.00	4,806,628.60	3/8/2016	3/30/2016	3/30/2021
BOND/SELL INR/IBRD/GDIF/0419INR05.30	0000014419	INR	430,000,000.00	6,447,743.29	3/17/2016	4/5/2016	4/5/2019
BOND/SELL INR/IBRD/GDIF/0419INR05.40	0000014431	INR	180,000,000.00	2,703,717.61	3/28/2016	4/20/2016	4/18/2019
BOND/SELL INR/IBRD/GDIF/0419INR05.61	0000014413	INR	850,000,000.00	12,642,225.03	3/16/2016	4/20/2016	4/23/2019

Page 3/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0519INR05.23	0000014405	INR	335,000,000.00	4,990,689.01	3/14/2016	5/9/2016	5/10/2019
BOND/SELL INR/IBRD/GDIF/0818INR05.73	0000014300	INR	1,420,000,000.00	20,875,844.59	1/20/2016	2/23/2016	8/16/2018
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014299	INR	900,000,000.00	13,231,169.11	1/20/2016	1/27/2016	8/7/2018
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014333	INR	1,600,000,000.00	23,678,867.20	2/5/2016	2/12/2016	8/7/2018
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000014384	INR	1,000,000,000.00	14,907,950.86	3/4/2016	3/11/2016	8/7/2018

Sub-total New Borrowings			9,609,200,000.00	142,311,862.04

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0121JPYSTR04	0000014279	JPY	830,000,000.00	7,009,247.14	1/6/2016	1/28/2016	1/29/2021
BOND/SELL JPY/IBRD/GDIF/0121JPYSTR05	0000014289	JPY	3,716,000,000.00	31,450,213.70	1/13/2016	1/22/2016	1/12/2021
BOND/SELL JPY/IBRD/GDIF/0221JPYSTR05	0000014330	JPY	440,000,000.00	3,766,317.14	2/5/2016	2/26/2016	2/26/2021
BOND/SELL JPY/IBRD/GDIF/0221JPYSTR06	0000014347	JPY	300,000,000.00	2,609,603.34	2/10/2016	2/25/2016	2/26/2021
BOND/SELL JPY/IBRD/GDIF/0318JPYSTR01	0000014376	JPY	790,000,000.00	6,987,749.33	3/1/2016	3/29/2016	3/29/2018
BOND/SELL JPY/IBRD/GDIF/0421JPYSTR03	0000014414	JPY	400,000,000.00	3,521,126.76	3/16/2016	4/11/2016	4/12/2021
BOND/SELL JPY/IBRD/GDIF/0917JPYSTR02	0000014429	JPY	2,336,000,000.00	20,739,556.98	3/24/2016	3/30/2016	9/8/2017

Sub-total New Borrowings			8,812,000,000.00	76,083,814.39

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000014320	MXN	200,000,000.00	10,881,511.22	2/2/2016	2/9/2016	8/16/2018

Sub-total New Borrowings			200,000,000	10,881,511.22

Page 4/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings Medium Long Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0121NZD03.50	0000014290	NZD	550,000,000.00	360,497,500.00	1/13/2016	1/22/2016	1/22/2021

Sub-total New Borrowings			550,000,000.00	360,497,500.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0318RUB08.50	0000014370	RUB	3,000,000,000.00	38,935,124.35	2/24/2016	3/2/2016	3/2/2018
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014287	RUB	1,250,000,000.00	16,369,827.13	1/12/2016	1/21/2016	3/5/2019
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014352	RUB	500,000,000.00	6,506,180.87	2/17/2016	2/24/2016	3/5/2019

Sub-total New Borrowings			4,750,000,000.00	61,811,132.36

Saudi Arabian Riyals
BOND/SELL SAR/IBRD/GDIF/0119SARFRN	0000014356	SAR	375,000,000.00	99,984,002.56	2/18/2016	3/2/2016	1/2/2019
BOND/SELL SAR/IBRD/GDIF/0718SAR02.32	0000014381	SAR	625,000,000.00	166,648,890.78	3/3/2016	3/21/2016	7/21/2018

Sub-total New Borrowings			1,000,000,000.00	266,632,893.34

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014268	TRY	7,300,000.00	2,477,095.35	1/4/2016	1/29/2016	12/21/2018
BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014354	TRY	4,000,000.00	1,350,438.89	2/17/2016	3/7/2016	12/21/2018

Sub-total New Borrowings			11,300,000.00	3,827,534.24

Page 5/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0117USDFRN	0000014284	USD	150,000,000.00	150,000,000.00	1/11/2016	1/19/2016	1/19/2017
BOND/SELL USD/IBRD/GDIF/0119USD01.04	0000014366	USD	15,000,000.00	15,000,000.00	2/23/2016	3/2/2016	1/2/2019
BOND/SELL USD/IBRD/GDIF/0119USD01.17	0000014421	USD	45,000,000.00	45,000,000.00	3/18/2016	3/29/2016	1/29/2019
BOND/SELL USD/IBRD/GDIF/0119USD01.26	0000014393	USD	10,000,000.00	10,000,000.00	3/10/2016	3/18/2016	1/22/2019
BOND/SELL USD/IBRD/GDIF/0121USDSTR02	0000014283	USD	1,003,000.00	1,003,000.00	1/11/2016	1/15/2016	1/15/2021
BOND/SELL USD/IBRD/GDIF/0219USDSTR02	0000014342	USD	250,000,000.00	250,000,000.00	2/9/2016	2/26/2016	2/26/2019
BOND/SELL USD/IBRD/GDIF/0221USD01.55	0000014317	USD	10,000,000.00	10,000,000.00	1/28/2016	2/4/2016	2/4/2021
BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014325	USD	500,000,000.00	500,000,000.00	2/4/2016	2/11/2016	2/11/2021
BOND/SELL USD/IBRD/GDIF/0221USDFRN	0000014350	USD	600,000,000.00	600,000,000.00	2/12/2016	2/22/2016	2/11/2021
BOND/SELL USD/IBRD/GDIF/0221USDSTR01	0000014307	USD	100,000,000.00	100,000,000.00	1/26/2016	2/16/2016	2/16/2021
BOND/SELL USD/IBRD/GDIF/0221USDSTR02	0000014346	USD	200,000,000.00	200,000,000.00	2/10/2016	2/23/2016	2/23/2021
BOND/SELL USD/IBRD/GDIF/0222USD01.625	0000014435	USD	300,000,000.00	300,000,000.00	3/31/2016	4/7/2016	2/10/2022
BOND/SELL USD/IBRD/GDIF/0226USDSTR	0000014312	USD	40,000,000.00	40,000,000.00	1/28/2016	2/10/2016	2/10/2026
BOND/SELL USD/IBRD/GDIF/0226USDSTR01	0000014355	USD	40,000,000.00	40,000,000.00	2/17/2016	2/26/2016	2/26/2026
BOND/SELL USD/IBRD/GDIF/0318USD01.06	0000014396	USD	100,000,000.00	100,000,000.00	3/10/2016	3/18/2016	3/16/2018
BOND/SELL USD/IBRD/GDIF/0320USD01.375	0000014425	USD	3,000,000,000.00	3,000,000,000.00	3/23/2016	3/30/2016	3/30/2020
BOND/SELL USD/IBRD/GDIF/0321USD01.625	0000014379	USD	4,000,000,000.00	4,000,000,000.00	3/2/2016	3/9/2016	3/9/2021
BOND/SELL USD/IBRD/GDIF/0321USDSTR01	0000014375	USD	100,000,000.00	100,000,000.00	2/26/2016	3/18/2016	3/18/2021
BOND/SELL USD/IBRD/GDIF/0321USDSTR02	0000014387	USD	100,000,000.00	100,000,000.00	3/7/2016	3/23/2016	3/23/2021

Page 6/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0321USDSTR03	0000014392	USD	1,656,000.00	1,656,000.00	3/9/2016	3/18/2016	3/15/2021
BOND/SELL USD/IBRD/GDIF/0321USDSTR04	0000014398	USD	5,000,000.00	5,000,000.00	3/10/2016	3/17/2016	3/17/2021
BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014377	USD	165,000,000.00	165,000,000.00	3/1/2016	3/29/2016	3/29/2026
BOND/SELL USD/IBRD/GDIF/0326USDSTR02	0000014437	USD	10,000,000.00	10,000,000.00	3/31/2016	4/7/2016	3/29/2026
BOND/SELL USD/IBRD/GDIF/0331USDSTR	0000014407	USD	44,850,000.00	44,850,000.00	3/15/2016	3/31/2016	3/31/2031
BOND/SELL USD/IBRD/GDIF/0336USDSTR	0000014367	USD	35,680,000.00	35,680,000.00	2/23/2016	3/2/2016	3/2/2036
BOND/SELL USD/IBRD/GDIF/0346USDSTR	0000014378	USD	30,000,000.00	30,000,000.00	3/2/2016	3/16/2016	3/16/2046
BOND/SELL USD/IBRD/GDIF/0346USDSTR01	0000014385	USD	48,440,000.00	48,440,000.00	3/4/2016	3/22/2016	3/22/2046
BOND/SELL USD/IBRD/GDIF/0346USDSTR02	0000014397	USD	81,797,007.90	81,797,007.90	3/10/2016	3/22/2016	3/22/2046
BOND/SELL USD/IBRD/GDIF/0346USDSTR03	0000014399	USD	100,000,000.00	100,000,000.00	3/11/2016	3/18/2016	3/18/2046
BOND/SELL USD/IBRD/GDIF/0346USDSTR04	0000014412	USD	200,000,000.00	200,000,000.00	3/16/2016	3/23/2016	3/23/2046
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014423	USD	450,000,000.00	450,000,000.00	3/21/2016	3/29/2016	4/10/2018
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014433	USD	150,000,000.00	150,000,000.00	3/29/2016	4/5/2016	4/10/2018
BOND/SELL USD/IBRD/GDIF/0420USDSTR03	0000014401	USD	200,000,000.00	200,000,000.00	3/11/2016	3/16/2016	4/6/2020
BOND/SELL USD/IBRD/GDIF/0420USDSTR04	0000014415	USD	35,000,000.00	35,000,000.00	3/16/2016	4/1/2016	4/1/2020
BOND/SELL USD/IBRD/GDIF/0420USDSTR05	0000014427	USD	30,000,000.00	30,000,000.00	3/23/2016	4/25/2016	4/25/2020
BOND/SELL USD/IBRD/GDIF/0420USDSTR06	0000014432	USD	220,000,000.00	220,000,000.00	3/29/2016	3/31/2016	4/6/2020
BOND/SELL USD/IBRD/GDIF/0421USDSTR02	0000014411	USD	100,000,000.00	100,000,000.00	3/16/2016	4/4/2016	4/4/2021
BOND/SELL USD/IBRD/GDIF/0428USDSTR01	0000014420	USD	50,000,000.00	50,000,000.00	3/17/2016	4/6/2016	4/6/2028
BOND/SELL USD/IBRD/GDIF/0446USDSTR	0000014434	USD	140,339,685.24	140,339,685.24	3/30/2016	4/13/2016	4/13/2046
BOND/SELL USD/IBRD/GDIF/0446USDSTR01	0000014436	USD	140,339,685.24	140,339,685.24	3/31/2016	4/14/2016	4/14/2046

Page 7/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0718USD01.095	0000014291	USD	30,000,000.00	30,000,000.00	1/13/2016	1/22/2016	7/2/2018
BOND/SELL USD/IBRD/GDIF/0719USD01.25	0000014301	USD	4,500,000,000.00	4,500,000,000.00	1/21/2016	1/28/2016	7/26/2019
BOND/SELL USD/IBRD/GDIF/0719USD01.43	0000014286	USD	50,000,000.00	50,000,000.00	1/11/2016	1/25/2016	7/25/2019
BOND/SELL USD/IBRD/GDIF/0725USD02.50	0000014386	USD	300,000,000.00	300,000,000.00	3/7/2016	3/14/2016	7/29/2025
BOND/SELL USD/IBRD/GDIF/0725USD02.50	0000014418	USD	200,000,000.00	200,000,000.00	3/17/2016	3/24/2016	7/29/2025
BOND/SELL USD/IBRD/GDIF/0917USDFRN	0000014417	USD	500,000,000.00	500,000,000.00	3/17/2016	3/24/2016	9/30/2017
BOND/SELL USD/IBRD/GDIF/0919USDSTR06	0000014380	USD	33,000,000.00	33,000,000.00	3/3/2016	3/29/2016	9/29/2019
BOND/SELL USD/IBRD/GDIF/1119USD01.55	0000014282	USD	25,000,000.00	25,000,000.00	1/7/2016	1/21/2016	11/29/2019
BOND/SELL USD/IBRD/GDIF/1120USD02.125	0000014311	USD	100,000,000.00	100,000,000.00	1/27/2016	2/5/2016	11/1/2020
BOND/SELL USD/IBRD/GDIF/1124USD02.50	0000014402	USD	300,000,000.00	300,000,000.00	3/11/2016	3/18/2016	11/25/2024
BOND/SELL USD/IBRD/GDIF/1217USDFRNA	0000014390	USD	500,000,000.00	500,000,000.00	3/9/2016	3/16/2016	12/16/2017

Sub-total New Borrowings			18,337,105,378.38	18,337,105,378.38

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000014280	ZAR	1,000,000,000.00	62,146,541.54	1/7/2016	1/13/2016	5/29/2035

Sub-total New Borrowings			1,000,000,000.00	62,146,541.54

Total New Borrrowings				22,561,614,813.90

Page 8/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0116AUD03.50	0000011139	AUD	(3,831,000.00)	(2,694,725.40)	1/6/2012	1/27/2012	1/27/2016
BOND/SELL AUD/IBRD/GDIF/0116AUDSTR01	0000011878	AUD	(100,000,000.00)	(72,045,000.00)	12/18/2012	1/4/2013	1/4/2016
BOND/SELL AUD/IBRD/GDIF/0116AUDSTR02	0000011901	AUD	(25,000,000.00)	(17,216,250.00)	1/4/2013	1/15/2013	1/15/2016
BOND/SELL AUD/IBRD/GDIF/0316AUD02.72	0000011584	AUD	(26,000,000.00)	(19,524,700.00)	8/24/2012	9/27/2012	3/24/2016
BOND/SELL AUD/IBRD/GDIF/0316AUD03.86	0000011260	AUD	(3,171,000.00)	(2,384,750.55)	3/2/2012	3/28/2012	3/29/2016

Sub-total Maturing Borrowings			(158,002,000.00)	(113,865,425.95)

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0116BRL05.10	0000011123	BRL	(16,000,000.00)	(3,892,849.32)	12/15/2011	1/24/2012	1/26/2016

Sub-total Maturing Borrowings			(16,000,000.00)	(3,892,849.32)

Swiss Franc
BOND/SELL CHF/IBRD/MLT/0216CHF05.50	0000000062	CHF	(250,000,000.00)	(252,054,242.07)	2/5/1986	2/5/1986	2/5/2016

Sub-total Maturing Borrowings			(250,000,000.00)	(252,054,242.07)

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0216CLP04.25	0000012020	CLP	(50,000,000,000.00)	(71,883,491.24)	2/8/2013	2/15/2013	2/5/2016

Sub-total Maturing Borrowings			(50,000,000,000.00)	(71,883,491.24)

Page 9/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0216EUR00.195	0000012035	EUR	(30,000,000.00)	(33,102,000.00)	2/14/2013	2/22/2013	2/22/2016
BOND/SELL EUR/IBRD/GDIF/0216EUR00.285	0000011972	EUR	(21,000,000.00)	(23,356,200.00)	1/29/2013	2/8/2013	2/8/2016
BOND/SELL EUR/IBRD/GDIF/0216EUR00.54	0000011203	EUR	(30,000,000.00)	(33,436,500.00)	2/7/2012	2/17/2012	2/17/2016
BOND/SELL EUR/IBRD/MLT/0316DEM06.25E	0000000102	EUR	(153,387,564.00)	(170,030,114.69)	3/20/1986	3/20/1986	3/15/2016

Sub-total Maturing Borrowings			(234,387,564.00)	(259,924,814.69)

Page 10/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0116GBPFRN	0000010538	GBP	(300,000,000.00)	(429,075,000.00)	1/11/2011	1/19/2011	1/19/2016
BOND/SELL GBP/IBRD/GDIF/0116GBPFRN	0000010559	GBP	(200,000,000.00)	(286,050,000.00)	1/19/2011	1/28/2011	1/19/2016

Sub-total Maturing Borrowings			(500,000,000.00)	(715,125,000.00)

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0116INR05.13	0000011985	INR	(2,000,000,000.00)	(29,485,913.11)	1/30/2013	2/6/2013	1/29/2016

Sub-total Maturing Borrowings			(2,000,000,000.00)	(29,485,913.11)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0216JPYSTR	0000004916	JPY	(2,000,000,000.00)	(17,533,862.27)	1/30/2001	2/15/2001	2/16/2016

Sub-total Maturing Borrowings			(2,000,000,000.00)	(17,533,862.27)

United States Dollar
BOND/SELL USD/IBRD/GDIF/0116USD00.259	0000011835	USD	(38,000,000.00)	(38,000,000.00)	12/3/2012	12/21/2012	1/21/2016
BOND/SELL USD/IBRD/GDIF/0116USD01.98	0000010543	USD	(10,000,000.00)	(10,000,000.00)	1/12/2011	1/20/2011	1/21/2016
BOND/SELL USD/IBRD/GDIF/0116USD03.33	0000009342	USD	(300,000,000.00)	(300,000,000.00)	11/19/2008	11/26/2008	1/25/2016
BOND/SELL USD/IBRD/GDIF/0116USDFRN	0000010539	USD	(10,000,000.00)	(10,000,000.00)	1/11/2011	1/20/2011	1/21/2016
BOND/SELL USD/IBRD/GDIF/0216USD02.00	0000010579	USD	(30,000,000.00)	(30,000,000.00)	1/25/2011	2/17/2011	2/17/2016
BOND/SELL USD/IBRD/GDIF/0216USD02.30	0000010617	USD	(20,000,000.00)	(20,000,000.00)	2/17/2011	2/25/2011	2/25/2016

Page 11/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0216USD02.34	0000010605	USD	(10,000,000.00)	(10,000,000.00)	2/10/2011	2/18/2011	2/18/2016
BOND/SELL USD/IBRD/GDIF/0316USD00.00	0000008455	USD	(2,000,000.00)	(2,000,000.00)	11/29/2007	12/20/2007	3/15/2016
BOND/SELL USD/IBRD/GDIF/0316USD02.125	0000010558	USD	(5,000,000,000.00)	(5,000,000,000.00)	1/19/2011	1/27/2011	3/15/2016
BOND/SELL USD/IBRD/GDIF/0316USD02.20	0000010645	USD	(10,000,000.00)	(10,000,000.00)	3/9/2011	3/17/2011	3/17/2016
BOND/SELL USD/IBRD/GDIF/0316USDSTR01	0000010653	USD	(50,000,000.00)	(50,000,000.00)	3/15/2011	3/29/2011	3/30/2016
BOND/SELL USD/IBRD/MLT/0116USD09.751	0000000507	USD	(280,220,000.00)	(280,220,000.00)	1/23/1986	1/23/1986	1/23/2016
BOND/SELL USD/IBRD/MLT/0116USD09.752	0000000508	USD	(156,500,000.00)	(156,500,000.00)	2/13/1986	2/13/1986	1/23/2016
BOND/SELL USD/IBRD/MLT/0216USD00.00	0000000506	USD	(220,000,000.00)	(220,000,000.00)	1/7/1986	1/7/1986	2/15/2016
BOND/SELL USD/IBRD/MLT/0316USD09.25	0000000509	USD	(297,235,000.00)	(297,235,000.00)	3/20/1986	3/20/1986	3/20/2016

Sub-total Maturing Borrowings - United States Dollar			(6,433,955,000.00)	(6,433,955,000.00)

Total Maturing Borrowings				(7,897,720,598.65)

Page 12/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0919AUD00.50	0000014292	AUD	(25,000,000.00)	(17,281,250.00)	1/13/2016	1/21/2016	9/26/2019
BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000014275	AUD	(15,000,000.00)	(10,527,750.00)	1/6/2016	1/13/2016	11/5/2020

Sub-total early Retirements			(40,000,000.00)	(27,809,000.00)

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0317BRL08.55	0000014322	BRL	(51,600,000.00)	(13,040,181.96)	2/3/2016	2/11/2016	3/28/2017
BOND/BUY BRL/IBRD/GDIF/0417BRL05.64	0000014409	BRL	(39,860,000.00)	(11,005,273.48)	3/15/2016	3/22/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0417BRL08.13	0000014324	BRL	(43,400,000.00)	(10,897,130.09)	2/4/2016	2/12/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0417BRL09.30	0000014331	BRL	(37,400,000.00)	(9,390,614.41)	2/5/2016	2/12/2016	4/28/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL05.73	0000014323	BRL	(38,500,000.00)	(9,666,808.95)	2/4/2016	2/12/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL07.86	0000014344	BRL	(46,700,000.00)	(11,567,996.04)	2/9/2016	2/17/2016	5/26/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL08.43	0000014340	BRL	(45,300,000.00)	(11,221,203.86)	2/9/2016	2/17/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0517BRL09.51	0000014332	BRL	(37,600,000.00)	(9,440,831.60)	2/5/2016	2/12/2016	5/30/2017
BOND/BUY BRL/IBRD/GDIF/0617BRL05.88	0000014343	BRL	(39,300,000.00)	(9,734,951.70)	2/9/2016	2/17/2016	6/28/2017
BOND/BUY BRL/IBRD/GDIF/0617BRL09.15	0000014326	BRL	(45,100,000.00)	(11,323,976.20)	2/4/2016	2/12/2016	6/28/2017
BOND/BUY BRL/IBRD/GDIF/0717BRL05.52	0000014408	BRL	(31,580,000.00)	(8,719,180.54)	3/15/2016	3/22/2016	7/28/2017
BOND/BUY BRL/IBRD/GDIF/0817BRL08.82	0000014410	BRL	(37,500,000.00)	(10,353,681.77)	3/15/2016	3/22/2016	8/29/2017
BOND/BUY BRL/IBRD/GDIF/1017BRL08.43	0000014345	BRL	(46,400,000.00)	(11,493,683.43)	2/9/2016	2/17/2016	10/26/2017

Sub-total early Retirements			(540,240,000.00)	(137,855,514.00)

Page 13/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro
BOND/BUY EUR/IBRD/GDIF/0120EURSTR	0000014261	EUR	(250,000,000.00)	(272,550,000.00)	12/22/2015	1/15/2016	1/15/2020
BOND/BUY EUR/IBRD/GDIF/0820EURSTR	0000014305	EUR	(200,000,000.00)	(217,670,000.00)	1/26/2016	2/29/2016	8/27/2020
BOND/BUY EUR/IBRD/GDIF/0920EURSTR	0000014265	EUR	(250,000,000.00)	(272,550,000.00)	12/23/2015	1/15/2016	9/15/2020
BOND/BUY EUR/IBRD/GDIF/1220EURSTR	0000014264	EUR	(250,000,000.00)	(272,550,000.00)	12/23/2015	1/15/2016	12/15/2020
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000014327	EUR	(2,638,266.11)	(2,991,398.03)	2/4/2016	2/11/2016	11/8/2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000014373	EUR	(2,065,827.60)	(2,247,827.01)	2/24/2016	3/3/2016	11/7/2016

Sub-total early Retirements			(954,704,093.71)	(1,040,559,225.04)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014368	GBP	(13,237,000.00)	(18,494,736.40)	2/23/2016	3/1/2016	6/7/2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014371	GBP	(20,000,000.00)	(27,996,000.00)	2/24/2016	3/2/2016	6/7/2032

Sub-total early Retirements			(33,237,000)	(46,490,736.40)

Swedish Krona
BOND/BUY SEK/IBRD/GDIF/1217SEK03.25	0000014406	SEK	(57,390,000.00)	(6,953,160.97)	3/15/2016	3/22/2016	12/15/2017

Sub-total early Retirements			(57,390,000)	(6,953,160.97)

Page 14/15

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium Long Term
January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/BUY USD/IBRD/GDIF/0121USD00.50	0000014329	USD	(5,420,000.00)	(5,420,000.00)	2/5/2016	2/12/2016	1/26/2021
BOND/BUY USD/IBRD/GDIF/0127USDSTR	0000014266	USD	(11,500,000.00)	(11,500,000.00)	12/29/2015	1/25/2016	1/23/2027
BOND/BUY USD/IBRD/GDIF/0223USDSTR	0000014337	USD	(30,000,000.00)	(30,000,000.00)	2/5/2016	2/29/2016	2/27/2023
BOND/BUY USD/IBRD/GDIF/0228USDSTR03	0000014328	USD	(1,344,000.00)	(1,344,000.00)	2/4/2016	2/25/2016	2/25/2028
BOND/BUY USD/IBRD/GDIF/0318USDSTR02	0000014374	USD	(70,000,000.00)	(70,000,000.00)	2/25/2016	3/16/2016	3/16/2018
BOND/BUY USD/IBRD/GDIF/0318USDSTR04	0000014395	USD	(35,000,000.00)	(35,000,000.00)	3/10/2016	3/30/2016	3/30/2018
BOND/BUY USD/IBRD/GDIF/0320USDSTR02	0000014357	USD	(100,000,000.00)	(100,000,000.00)	2/18/2016	3/9/2016	3/9/2020
BOND/BUY USD/IBRD/GDIF/0320USDSTR03	0000014341	USD	(50,000,000.00)	(50,000,000.00)	2/9/2016	3/9/2016	3/9/2020
BOND/BUY USD/IBRD/GDIF/0320USDSTR04	0000014359	USD	(150,000,000.00)	(150,000,000.00)	2/19/2016	3/10/2016	3/10/2020
BOND/BUY USD/IBRD/GDIF/0822USDSTR02	0000014309	USD	(33,000,000.00)	(33,000,000.00)	1/27/2016	2/16/2016	8/15/2022
BOND/BUY USD/IBRD/GDIF/0824USDSTR02	0000014338	USD	(12,057,000.00)	(12,057,000.00)	2/5/2016	2/29/2016	8/27/2024
BOND/BUY USD/IBRD/GDIF/0918USDSTR	0000014388	USD	(20,000,000.00)	(20,000,000.00)	3/8/2016	3/29/2016	9/27/2018
BOND/BUY USD/IBRD/GDIF/1020USDSTR02	0000014245	USD	(200,000,000.00)	(200,000,000.00)	12/9/2015	1/4/2016	10/2/2020
BOND/BUY USD/IBRD/GDIF/1118USDSTR05	0000014293	USD	(10,000,000.00)	(10,000,000.00)	1/14/2016	2/5/2016	11/25/2018
BOND/BUY USD/IBRD/GDIF/1120USDSTR05	0000014319	USD	(200,000,000.00)	(200,000,000.00)	2/1/2016	2/23/2016	11/23/2020
BOND/BUY USD/IBRD/GDIF/1218USDSTR	0000014348	USD	-75000000	-75000000	2/11/2016	3/3/2016	12/3/2018

Sub-total early Retirements - United States Dollar			(1,003,321,000.00)	(1,003,321,000.00)

Total Early Retirements				(2,262,988,636.41)

Page 15/15

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010329862	USD	250,000,000	250,000,000	2/2/2016	2/3/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331643	USD	12,000,000	12,000,000	3/3/2016	3/3/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331983	USD	120,000,000	120,000,000	3/9/2016	3/9/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331985	USD	100,000,000	100,000,000	3/9/2016	3/9/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAY16	0010331117	USD	21,000,000	21,000,000	2/25/2016	2/26/2016	5/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS11FEB16	0010327917	USD	10,000,000	10,000,000	1/7/2016	1/7/2016	2/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010328000	USD	100,000,000	100,000,000	1/8/2016	1/8/2016	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010328003	USD	100,000,000	100,000,000	1/8/2016	1/8/2016	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010327884	USD	3,000,000	3,000,000	1/6/2016	1/6/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010332237	USD	120,000,000	120,000,000	3/10/2016	3/10/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010332238	USD	100,000,000	100,000,000	3/10/2016	3/10/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAY16	0010331524	USD	500,000,000	500,000,000	3/1/2016	3/1/2016	5/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12FEB16	0010328658	USD	110,000,000	110,000,000	1/14/2016	1/14/2016	2/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010328281	USD	100,000,000	100,000,000	1/11/2016	1/11/2016	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010328286	USD	100,000,000	100,000,000	1/11/2016	1/11/2016	1/12/2016

Page 1/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS12MAY16	0010331525	USD	500,000,000	500,000,000	3/1/2016	3/2/2016	5/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS13APR16	0010328773	USD	250,000,000	250,000,000	1/15/2016	1/19/2016	4/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JAN16	0010328343	USD	100,000,000	100,000,000	1/12/2016	1/12/2016	1/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JAN16	0010328368	USD	100,000,000	100,000,000	1/12/2016	1/12/2016	1/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JUN16	0010331081	USD	100,000,000	100,000,000	2/25/2016	2/25/2016	6/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010331058	USD	25,000,000	25,000,000	2/24/2016	2/24/2016	4/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14APR16	0010331528	USD	50,000,000	50,000,000	3/1/2016	3/1/2016	4/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010328497	USD	100,000,000	100,000,000	1/13/2016	1/13/2016	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010328498	USD	100,000,000	100,000,000	1/13/2016	1/13/2016	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010328363	USD	4,151,000	4,151,000	1/12/2016	1/12/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010329011	USD	10,000,000	10,000,000	1/21/2016	1/21/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010330843	USD	20,000,000	20,000,000	2/18/2016	2/18/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010327698	USD	5,493,000	5,493,000	1/5/2016	1/5/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330625	USD	300,360,000	300,360,000	2/12/2016	2/16/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330655	USD	200,000,000	200,000,000	2/16/2016	2/17/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330701	USD	100,000,000	100,000,000	2/17/2016	2/17/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330941	USD	525,000,000	525,000,000	2/22/2016	2/22/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330958	USD	140,000,000	140,000,000	2/22/2016	2/22/2016	4/15/2016

Page 2/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010330946	USD	500,000,000	500,000,000	2/22/2016	2/23/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331033	USD	39,000,000	39,000,000	2/24/2016	2/24/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331037	USD	100,000,000	100,000,000	2/24/2016	2/24/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15APR16	0010331069	USD	30,000,000	30,000,000	2/24/2016	2/26/2016	4/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010328654	USD	100,000,000	100,000,000	1/14/2016	1/14/2016	1/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010328657	USD	100,000,000	100,000,000	1/14/2016	1/14/2016	1/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330082	USD	100,000,000	100,000,000	2/5/2016	2/5/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330674	USD	35,000,000	35,000,000	2/17/2016	2/17/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330681	USD	10,000,000	10,000,000	2/17/2016	2/17/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330987	USD	5,000,000	5,000,000	2/23/2016	2/23/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010327918	USD	10,000,000	10,000,000	1/7/2016	1/7/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328400	USD	5,000,000	5,000,000	1/12/2016	1/12/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328848	USD	50,000,000	50,000,000	1/19/2016	1/19/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328860	USD	50,000,000	50,000,000	1/19/2016	1/20/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328923	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAR16	0010332616	USD	100,000,000	100,000,000	3/15/2016	3/15/2016	3/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAY16	0010331631	USD	500,000,000	500,000,000	3/3/2016	3/4/2016	5/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010327678	USD	500,000,000	500,000,000	1/4/2016	1/4/2016	2/17/2016

Page 3/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010327687	USD	35,000,000	35,000,000	1/4/2016	1/5/2016	2/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010328890	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010328894	USD	10,000,000	10,000,000	1/20/2016	1/20/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010329971	USD	18,000,000	18,000,000	2/3/2016	2/3/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010331634	USD	10,000,000	10,000,000	3/3/2016	3/3/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010328362	USD	4,041,000	4,041,000	1/12/2016	1/12/2016	5/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAY16	0010331632	USD	22,000,000	22,000,000	3/3/2016	3/3/2016	5/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327715	USD	4,250,000	4,250,000	1/5/2016	1/5/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327734	USD	225,000,000	225,000,000	1/5/2016	1/6/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327919	USD	10,000,000	10,000,000	1/7/2016	1/7/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010328770	USD	4,000,000	4,000,000	1/15/2016	1/15/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010332710	USD	100,000,000	100,000,000	3/17/2016	3/17/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010332725	USD	120,000,000	120,000,000	3/17/2016	3/17/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAY16	0010331269	USD	50,000,000	50,000,000	2/29/2016	2/29/2016	5/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19APR16	0010330656	USD	200,000,000	200,000,000	2/16/2016	2/17/2016	4/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010327726	USD	275,000,000	275,000,000	1/5/2016	1/6/2016	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010328868	USD	6,000,000	6,000,000	1/19/2016	1/20/2016	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010329029	USD	8,500,000	8,500,000	1/21/2016	1/21/2016	2/19/2016

Page 4/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010328737	USD	100,000,000	100,000,000	1/15/2016	1/15/2016	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010328738	USD	100,000,000	100,000,000	1/15/2016	1/15/2016	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19SEP16	0010332842	USD	9,000,000	9,000,000	3/21/2016	3/21/2016	9/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010327876	USD	100,000,000	100,000,000	1/6/2016	1/6/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010328895	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010329175	USD	100,000,000	100,000,000	1/28/2016	1/29/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330006	USD	100,000,000	100,000,000	2/4/2016	2/4/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330078	USD	100,000,000	100,000,000	2/5/2016	2/5/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330083	USD	77,000,000	77,000,000	2/5/2016	2/5/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1APR16	0010330505	USD	138,000,000	138,000,000	2/11/2016	2/11/2016	4/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1AUG16	0010330519	USD	250,000,000	250,000,000	2/11/2016	2/12/2016	8/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010329168	USD	14,676,000	14,676,000	1/28/2016	1/28/2016	6/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010331276	USD	50,000,000	50,000,000	2/29/2016	2/29/2016	6/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1JUN16	0010331529	USD	28,000,000	28,000,000	3/1/2016	3/1/2016	6/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010327879	USD	5,000,000	5,000,000	1/6/2016	1/6/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010329682	USD	38,000,000	38,000,000	2/1/2016	2/1/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331197	USD	100,000,000	100,000,000	2/29/2016	2/29/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331200	USD	100,000,000	100,000,000	2/29/2016	2/29/2016	3/1/2016

Page 5/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331202	USD	100,000,000	100,000,000	2/29/2016	2/29/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010328858	USD	100,000,000	100,000,000	1/19/2016	1/19/2016	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010328867	USD	100,000,000	100,000,000	1/19/2016	1/19/2016	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS21APR16	0010329000	USD	32,000,000	32,000,000	1/21/2016	1/21/2016	4/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010328887	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010328891	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329167	USD	1,400,000	1,400,000	1/28/2016	1/28/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329698	USD	40,000,000	40,000,000	2/1/2016	2/1/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329706	USD	25,000,000	25,000,000	2/1/2016	2/1/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329673	USD	300,000,000	300,000,000	2/1/2016	2/2/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010332769	USD	100,000,000	100,000,000	3/18/2016	3/18/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010329003	USD	250,000,000	250,000,000	1/21/2016	1/22/2016	4/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010329936	USD	40,000,000	40,000,000	2/3/2016	2/3/2016	4/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22APR16	0010330087	USD	100,000,000	100,000,000	2/5/2016	2/8/2016	4/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327677	USD	500,000,000	500,000,000	1/4/2016	1/4/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010330870	USD	16,000,000	16,000,000	2/19/2016	2/19/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JAN16	0010328999	USD	100,000,000	100,000,000	1/21/2016	1/21/2016	1/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010329674	USD	200,000,000	200,000,000	2/1/2016	2/3/2016	3/22/2016

Page 6/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010332838	USD	100,000,000	100,000,000	3/21/2016	3/21/2016	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010332843	USD	120,000,000	120,000,000	3/21/2016	3/21/2016	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010327922	USD	16,000,000	16,000,000	1/7/2016	1/7/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010327927	USD	30,000,000	30,000,000	1/7/2016	1/7/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328424	USD	5,000,000	5,000,000	1/12/2016	1/12/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328401	USD	100,000,000	100,000,000	1/12/2016	1/13/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328422	USD	50,000,000	50,000,000	1/12/2016	1/14/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328656	USD	3,100,000	3,100,000	1/14/2016	1/14/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328772	USD	250,000,000	250,000,000	1/15/2016	1/19/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010329965	USD	7,000,000	7,000,000	2/3/2016	2/3/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010332860	USD	100,000,000	100,000,000	3/22/2016	3/22/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010332864	USD	120,000,000	120,000,000	3/22/2016	3/22/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23SEP16	0010332936	USD	15,000,000	15,000,000	3/29/2016	3/29/2016	9/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010328922	USD	7,000,000	7,000,000	1/20/2016	1/20/2016	2/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010329170	USD	20,000,000	20,000,000	1/28/2016	1/28/2016	2/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010329388	USD	100,000,000	100,000,000	1/29/2016	2/1/2016	6/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010329685	USD	50,000,000	50,000,000	2/1/2016	2/1/2016	6/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331107	USD	100,000,000	100,000,000	2/25/2016	2/25/2016	6/24/2016

Page 7/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331108	USD	100,000,000	100,000,000	2/25/2016	2/25/2016	6/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24JUN16	0010331109	USD	100,000,000	100,000,000	2/25/2016	2/26/2016	6/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010332904	USD	100,000,000	100,000,000	3/23/2016	3/23/2016	3/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010332907	USD	120,000,000	120,000,000	3/23/2016	3/23/2016	3/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329001	USD	100,000,000	100,000,000	1/21/2016	1/21/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329858	USD	100,000,000	100,000,000	2/2/2016	2/3/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010329907	USD	5,000,000	5,000,000	2/2/2016	2/3/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010330065	USD	10,500,000	10,500,000	2/5/2016	2/5/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331034	USD	16,000,000	16,000,000	2/24/2016	2/25/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331088	USD	50,000,000	50,000,000	2/25/2016	2/25/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25APR16	0010331527	USD	12,000,000	12,000,000	3/1/2016	3/1/2016	4/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010327878	USD	11,000,000	11,000,000	1/6/2016	1/6/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010328500	USD	240,000,000	240,000,000	1/13/2016	1/13/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331006	USD	100,000,000	100,000,000	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331012	USD	120,000,000	120,000,000	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331036	USD	123,846,000	123,846,000	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010329073	USD	100,000,000	100,000,000	1/22/2016	1/22/2016	1/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010331060	USD	10,000,000	10,000,000	2/24/2016	2/26/2016	3/25/2016

Page 8/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010331068	USD	10,000,000	10,000,000	2/24/2016	2/26/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010332623	USD	500,000,000	500,000,000	3/15/2016	3/16/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010332896	USD	500,000,000	500,000,000	3/22/2016	3/24/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327683	USD	20,000,000	20,000,000	1/4/2016	1/4/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327695	USD	30,000,000	30,000,000	1/5/2016	1/5/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327703	USD	45,000,000	45,000,000	1/5/2016	1/5/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327757	USD	6,000,000	6,000,000	1/5/2016	1/6/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010331089	USD	100,000,000	100,000,000	2/25/2016	2/25/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010331097	USD	100,000,000	100,000,000	2/25/2016	2/25/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS27APR16	0010331007	USD	8,806,000	8,806,000	2/24/2016	2/24/2016	4/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010329006	USD	66,000,000	66,000,000	1/21/2016	1/21/2016	4/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010329141	USD	260,000	260,000	1/27/2016	1/27/2016	4/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JAN16	0010329135	USD	50,000,000	50,000,000	1/27/2016	1/27/2016	1/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JUL16	0010331264	USD	50,000,000	50,000,000	2/29/2016	2/29/2016	7/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010327877	USD	100,000,000	100,000,000	1/6/2016	1/6/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010327921	USD	100,000,000	100,000,000	1/7/2016	1/7/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010329903	USD	1,980,000	1,980,000	2/2/2016	2/2/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010329990	USD	50,000,000	50,000,000	2/4/2016	2/5/2016	3/28/2016

Page 9/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010332916	USD	100,000,000	100,000,000	3/24/2016	3/24/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010332922	USD	120,000,000	120,000,000	3/24/2016	3/24/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS29APR16	0010331106	USD	25,000,000	25,000,000	2/25/2016	2/25/2016	4/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29AUG16	0010330067	USD	30,000,000	30,000,000	2/5/2016	2/5/2016	8/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010327674	USD	12,000,000	12,000,000	1/4/2016	1/4/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328005	USD	11,960,000	11,960,000	1/8/2016	1/8/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328006	USD	500,000,000	500,000,000	1/8/2016	1/11/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328739	USD	50,000,000	50,000,000	1/15/2016	1/15/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328859	USD	10,520,000	10,520,000	1/19/2016	1/19/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010329672	USD	45,000,000	45,000,000	2/1/2016	2/1/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010329681	USD	35,000,000	35,000,000	2/1/2016	2/1/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331129	USD	100,000,000	100,000,000	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331130	USD	100,000,000	100,000,000	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331135	USD	135,000,000	135,000,000	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329094	USD	200,000,000	200,000,000	1/26/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329143	USD	5,000,000	5,000,000	1/27/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329148	USD	75,000,000	75,000,000	1/27/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329166	USD	100,000,000	100,000,000	1/28/2016	1/28/2016	1/29/2016

Page 10/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010329931	USD	2,800,000	2,800,000	2/3/2016	2/3/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010330084	USD	200,000,000	200,000,000	2/5/2016	2/9/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010332926	USD	120,000,000	120,000,000	3/28/2016	3/28/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010332928	USD	100,000,000	100,000,000	3/28/2016	3/28/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010329668	USD	100,000,000	100,000,000	2/1/2016	2/1/2016	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010329669	USD	100,000,000	100,000,000	2/1/2016	2/1/2016	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010329716	USD	15,000,000	15,000,000	2/1/2016	2/2/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010331513	USD	100,000,000	100,000,000	3/1/2016	3/1/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010331516	USD	120,000,000	120,000,000	3/1/2016	3/1/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010329714	USD	250,000,000	250,000,000	2/1/2016	2/2/2016	5/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAY16	0010329715	USD	250,000,000	250,000,000	2/1/2016	2/3/2016	5/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010330085	USD	400,000,000	400,000,000	2/5/2016	2/10/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010332934	USD	100,000,000	100,000,000	3/29/2016	3/29/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010332935	USD	120,000,000	120,000,000	3/29/2016	3/29/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010328850	USD	2,800,000	2,800,000	1/19/2016	1/19/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010329937	USD	25,000,000	25,000,000	2/3/2016	2/3/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330079	USD	24,000,000	24,000,000	2/5/2016	2/5/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330086	USD	400,000,000	400,000,000	2/5/2016	2/10/2016	3/31/2016

Page 11/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330663	USD	15,000,000	15,000,000	2/16/2016	2/16/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330842	USD	26,000,000	26,000,000	2/18/2016	2/18/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010331010	USD	7,000,000	7,000,000	2/24/2016	2/24/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010329848	USD	100,000,000	100,000,000	2/2/2016	2/2/2016	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010329859	USD	100,000,000	100,000,000	2/2/2016	2/2/2016	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3JUN16	0010328666	USD	25,000,000	25,000,000	1/14/2016	1/14/2016	6/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331585	USD	100,000,000	100,000,000	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331588	USD	120,000,000	120,000,000	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331591	USD	100,000,000	100,000,000	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAY16	0010328651	USD	40,000,000	40,000,000	1/14/2016	1/15/2016	5/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAY16	0010329702	USD	42,000,000	42,000,000	2/1/2016	2/3/2016	5/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010328665	USD	25,000,000	25,000,000	1/14/2016	1/14/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010328649	USD	50,000,000	50,000,000	1/14/2016	1/15/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010329009	USD	3,200,000	3,200,000	1/21/2016	1/21/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010329974	USD	100,000,000	100,000,000	2/3/2016	2/4/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331122	USD	50,000,000	50,000,000	2/25/2016	2/29/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331266	USD	135,000,000	135,000,000	2/29/2016	2/29/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331522	USD	35,000,000	35,000,000	3/1/2016	3/1/2016	4/4/2016

Page 12/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331523	USD	45,000,000	45,000,000	3/1/2016	3/1/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4APR16	0010331526	USD	46,000,000	46,000,000	3/1/2016	3/1/2016	4/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4FEB16	0010329933	USD	100,000,000	100,000,000	2/3/2016	2/3/2016	2/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4FEB16	0010329963	USD	100,000,000	100,000,000	2/3/2016	2/3/2016	2/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327684	USD	10,000,000	10,000,000	1/4/2016	1/4/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328017	USD	118,000,000	118,000,000	1/8/2016	1/8/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328736	USD	29,750,000	29,750,000	1/15/2016	1/15/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328854	USD	168,000,000	168,000,000	1/19/2016	1/19/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328892	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010329080	USD	60,000,000	60,000,000	1/22/2016	1/25/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331630	USD	100,000,000	100,000,000	3/3/2016	3/3/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331633	USD	120,000,000	120,000,000	3/3/2016	3/3/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331642	USD	100,000,000	100,000,000	3/3/2016	3/3/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAY16	0010327923	USD	25,000,000	25,000,000	1/7/2016	1/8/2016	5/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAY16	0010330828	USD	16,000,000	16,000,000	2/18/2016	2/18/2016	5/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010330673	USD	500,000,000	500,000,000	2/17/2016	2/17/2016	4/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5APR16	0010330985	USD	26,950,000	26,950,000	2/23/2016	2/23/2016	4/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010329989	USD	100,000,000	100,000,000	2/4/2016	2/4/2016	2/5/2016

Page 13/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010329991	USD	100,000,000	100,000,000	2/4/2016	2/4/2016	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010327675	USD	100,000,000	100,000,000	1/4/2016	1/4/2016	1/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010327676	USD	100,000,000	100,000,000	1/4/2016	1/4/2016	1/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010327910	USD	25,000,000	25,000,000	1/7/2016	1/7/2016	4/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6APR16	0010329966	USD	7,000,000	7,000,000	2/3/2016	2/3/2016	4/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010327802	USD	100,000,000	100,000,000	1/6/2016	1/6/2016	1/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010327803	USD	100,000,000	100,000,000	1/6/2016	1/6/2016	1/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331686	USD	100,000,000	100,000,000	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331692	USD	25,050,000	25,050,000	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331693	USD	75,000,000	75,000,000	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331694	USD	100,000,000	100,000,000	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331695	USD	120,000,000	120,000,000	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8APR16	0010328924	USD	100,000,000	100,000,000	1/20/2016	1/20/2016	4/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010330066	USD	100,000,000	100,000,000	2/5/2016	2/5/2016	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010330077	USD	100,000,000	100,000,000	2/5/2016	2/5/2016	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010327909	USD	100,000,000	100,000,000	1/7/2016	1/7/2016	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010327920	USD	100,000,000	100,000,000	1/7/2016	1/7/2016	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010330988	USD	8,000,000	8,000,000	2/23/2016	2/23/2016	3/8/2016

Page 14/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331758	USD	100,000,000	100,000,000	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331759	USD	120,000,000	120,000,000	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331761	USD	28,475,000	28,475,000	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331762	USD	23,338,000	23,338,000	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010330141	USD	100,000,000	100,000,000	2/8/2016	2/8/2016	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010330142	USD	100,000,000	100,000,000	2/8/2016	2/8/2016	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAR16	0010331783	USD	120,000,000	120,000,000	3/8/2016	3/8/2016	3/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAR16	0010331805	USD	100,000,000	100,000,000	3/8/2016	3/8/2016	3/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010331187	USD	500,000,000	500,000,000	2/29/2016	3/1/2016	5/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAY16	0010332242	USD	500,000,000	500,000,000	3/10/2016	3/14/2016	5/9/2016

Sub-total New Borrowings - United States Dollar			26,049,206,000	26,049,206,000

Total New Borrowings				26,049,206,000

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/0217NGN00.00	0000014362	NGN	3,700,000,000	18,588,282	2/19/2016	2/29/2016	2/28/2017

Sub-total New Borrowings - Nigerian Naira			3,700,000,000	18,588,282

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50	0000014403	BRL	30,000,000	8,315,547	3/11/2016	3/22/2016	3/2/2017

Sub-total New Borrowings - Brazilian Real			30,000,000	8,315,547

United States Dollar
BOND/SELL USD/IBRD/GDIF/0117USD00.00	0000014276	USD	43,500,000	43,500,000	1/6/2016	1/11/2016	1/5/2017

Sub-total New Borrowings - United States Dollar			43,500,000	43,500,000

Page 15/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS10FEB16	0010326636	USD	(325,000,000)	(325,000,000)	12/8/2015	12/9/2015	2/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10FEB16	0010326663	USD	(760,000,000)	(760,000,000)	12/9/2015	12/9/2015	2/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010329862	USD	(250,000,000)	(250,000,000)	2/2/2016	2/3/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331643	USD	(12,000,000)	(12,000,000)	3/3/2016	3/3/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331983	USD	(120,000,000)	(120,000,000)	3/9/2016	3/9/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS10MAR16	0010331985	USD	(100,000,000)	(100,000,000)	3/9/2016	3/9/2016	3/10/2016
DIN/SELL USD/IBRD/DIN IBRDUS11FEB16	0010327917	USD	(10,000,000)	(10,000,000)	1/7/2016	1/7/2016	2/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010307523	USD	(4,370,000)	(4,370,000)	1/23/2015	1/26/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010307524	USD	(7,500,000)	(7,500,000)	1/23/2015	1/26/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309135	USD	(5,010,000)	(5,010,000)	2/23/2015	2/24/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309349	USD	(28,900,000)	(28,900,000)	2/26/2015	2/27/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010309884	USD	(6,000,000)	(6,000,000)	3/3/2015	3/4/2015	1/11/2016

Page 16/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310583	USD	(9,770,000)	(9,770,000)	3/13/2015	3/13/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310608	USD	(5,800,000)	(5,800,000)	3/13/2015	3/16/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010310910	USD	(4,780,000)	(4,780,000)	3/19/2015	3/20/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010311775	USD	(30,000,000)	(30,000,000)	4/2/2015	4/2/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010312519	USD	(6,840,000)	(6,840,000)	4/14/2015	4/15/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010314629	USD	(7,495,000)	(7,495,000)	5/21/2015	5/22/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010315037	USD	(9,320,000)	(9,320,000)	5/29/2015	6/1/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010316168	USD	(9,830,000)	(9,830,000)	6/10/2015	6/11/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010316420	USD	(640,000)	(640,000)	6/12/2015	6/15/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010318492	USD	(5,000,000)	(5,000,000)	7/30/2015	7/31/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010319598	USD	(2,650,000)	(2,650,000)	8/17/2015	8/17/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010319908	USD	(650,000)	(650,000)	8/27/2015	8/28/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010321251	USD	(400,000)	(400,000)	9/16/2015	9/16/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010323209	USD	(700,000)	(700,000)	10/23/2015	10/26/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324823	USD	(100,000,000)	(100,000,000)	11/13/2015	11/16/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324935	USD	(100,000,000)	(100,000,000)	11/16/2015	11/17/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010324951	USD	(100,000,000)	(100,000,000)	11/16/2015	11/17/2015	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010325119	USD	(300,000,000)	(300,000,000)	11/16/2015	11/17/2015	1/11/2016

Page 17/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010328000	USD	(100,000,000)	(100,000,000)	1/8/2016	1/8/2016	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010328003	USD	(100,000,000)	(100,000,000)	1/8/2016	1/8/2016	1/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010327294	USD	(50,000,000)	(50,000,000)	12/28/2015	12/28/2015	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010327884	USD	(3,000,000)	(3,000,000)	1/6/2016	1/6/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010332237	USD	(120,000,000)	(120,000,000)	3/10/2016	3/10/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS11MAR16	0010332238	USD	(100,000,000)	(100,000,000)	3/10/2016	3/10/2016	3/11/2016
DIN/SELL USD/IBRD/DIN IBRDUS12FEB16	0010328658	USD	(110,000,000)	(110,000,000)	1/14/2016	1/14/2016	2/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010324965	USD	(90,200,000)	(90,200,000)	11/16/2015	11/16/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010324940	USD	(25,000,000)	(25,000,000)	11/16/2015	11/17/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325148	USD	(250,000,000)	(250,000,000)	11/17/2015	11/18/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325327	USD	(100,000,000)	(100,000,000)	11/20/2015	11/20/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325372	USD	(4,000,000)	(4,000,000)	11/20/2015	11/20/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010325373	USD	(4,900,000)	(4,900,000)	11/20/2015	11/20/2015	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010328281	USD	(100,000,000)	(100,000,000)	1/11/2016	1/11/2016	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS12JAN16	0010328286	USD	(100,000,000)	(100,000,000)	1/11/2016	1/11/2016	1/12/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JAN16	0010328343	USD	(100,000,000)	(100,000,000)	1/12/2016	1/12/2016	1/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS13JAN16	0010328368	USD	(100,000,000)	(100,000,000)	1/12/2016	1/12/2016	1/13/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010324817	USD	(100,000,000)	(100,000,000)	11/13/2015	11/16/2015	1/14/2016

Page 18/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010324887	USD	(35,600,000)	(35,600,000)	11/16/2015	11/16/2015	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010325228	USD	(35,000,000)	(35,000,000)	11/18/2015	11/18/2015	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010325480	USD	(500,000,000)	(500,000,000)	11/24/2015	11/25/2015	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010328497	USD	(100,000,000)	(100,000,000)	1/13/2016	1/13/2016	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14JAN16	0010328498	USD	(100,000,000)	(100,000,000)	1/13/2016	1/13/2016	1/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010325474	USD	(7,000,000)	(7,000,000)	11/24/2015	11/24/2015	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010326632	USD	(20,000,000)	(20,000,000)	12/8/2015	12/8/2015	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010327281	USD	(50,000,000)	(50,000,000)	12/23/2015	12/23/2015	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010328363	USD	(4,151,000)	(4,151,000)	1/12/2016	1/12/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010329011	USD	(10,000,000)	(10,000,000)	1/21/2016	1/21/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS14MAR16	0010330843	USD	(20,000,000)	(20,000,000)	2/18/2016	2/18/2016	3/14/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010325160	USD	(100,000,000)	(100,000,000)	11/17/2015	11/20/2015	1/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010328654	USD	(100,000,000)	(100,000,000)	1/14/2016	1/14/2016	1/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15JAN16	0010328657	USD	(100,000,000)	(100,000,000)	1/14/2016	1/14/2016	1/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010326084	USD	(8,808,000)	(8,808,000)	12/3/2015	12/3/2015	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330082	USD	(100,000,000)	(100,000,000)	2/5/2016	2/5/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330674	USD	(35,000,000)	(35,000,000)	2/17/2016	2/17/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330681	USD	(10,000,000)	(10,000,000)	2/17/2016	2/17/2016	3/15/2016

Page 19/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15MAR16	0010330987	USD	(5,000,000)	(5,000,000)	2/23/2016	2/23/2016	3/15/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010325971	USD	(25,000,000)	(25,000,000)	12/1/2015	12/1/2015	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326059	USD	(100,000,000)	(100,000,000)	12/2/2015	12/3/2015	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326678	USD	(150,000,000)	(150,000,000)	12/9/2015	12/10/2015	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010326635	USD	(300,200,000)	(300,200,000)	12/8/2015	12/15/2015	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010327097	USD	(10,000,000)	(10,000,000)	12/17/2015	12/17/2015	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010327918	USD	(10,000,000)	(10,000,000)	1/7/2016	1/7/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328400	USD	(5,000,000)	(5,000,000)	1/12/2016	1/12/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328848	USD	(50,000,000)	(50,000,000)	1/19/2016	1/19/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328860	USD	(50,000,000)	(50,000,000)	1/19/2016	1/20/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16FEB16	0010328923	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	2/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAR16	0010326788	USD	(20,000,000)	(20,000,000)	12/11/2015	12/14/2015	3/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS16MAR16	0010332616	USD	(100,000,000)	(100,000,000)	3/15/2016	3/15/2016	3/16/2016
DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010326022	USD	(20,000,000)	(20,000,000)	12/2/2015	12/2/2015	2/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010327678	USD	(500,000,000)	(500,000,000)	1/4/2016	1/4/2016	2/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17FEB16	0010327687	USD	(35,000,000)	(35,000,000)	1/4/2016	1/5/2016	2/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010326023	USD	(30,000,000)	(30,000,000)	12/2/2015	12/2/2015	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010328890	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	3/17/2016

Page 20/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010328894	USD	(10,000,000)	(10,000,000)	1/20/2016	1/20/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010329971	USD	(18,000,000)	(18,000,000)	2/3/2016	2/3/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS17MAR16	0010331634	USD	(10,000,000)	(10,000,000)	3/3/2016	3/3/2016	3/17/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010323156	USD	(17,000,000)	(17,000,000)	10/21/2015	10/22/2015	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010325284	USD	(23,000,000)	(23,000,000)	11/19/2015	11/19/2015	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327715	USD	(4,250,000)	(4,250,000)	1/5/2016	1/5/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327734	USD	(225,000,000)	(225,000,000)	1/5/2016	1/6/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18FEB16	0010327919	USD	(10,000,000)	(10,000,000)	1/7/2016	1/7/2016	2/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010326012	USD	(6,000,000)	(6,000,000)	12/2/2015	12/2/2015	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010326090	USD	(5,000,000)	(5,000,000)	12/3/2015	12/4/2015	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010328770	USD	(4,000,000)	(4,000,000)	1/15/2016	1/15/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010332710	USD	(100,000,000)	(100,000,000)	3/17/2016	3/17/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS18MAR16	0010332725	USD	(120,000,000)	(120,000,000)	3/17/2016	3/17/2016	3/18/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010325979	USD	(10,000,000)	(10,000,000)	12/1/2015	12/1/2015	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010327726	USD	(275,000,000)	(275,000,000)	1/5/2016	1/6/2016	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010328868	USD	(6,000,000)	(6,000,000)	1/19/2016	1/20/2016	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19FEB16	0010329029	USD	(8,500,000)	(8,500,000)	1/21/2016	1/21/2016	2/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010318992	USD	(6,490,000)	(6,490,000)	8/6/2015	8/7/2015	1/19/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010325151	USD	(100,000,000)	(100,000,000)	11/17/2015	11/18/2015	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010324658	USD	(500,000,000)	(500,000,000)	11/12/2015	11/24/2015	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010328737	USD	(100,000,000)	(100,000,000)	1/15/2016	1/15/2016	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010328738	USD	(100,000,000)	(100,000,000)	1/15/2016	1/15/2016	1/19/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010321585	USD	(11,824,000)	(11,824,000)	9/24/2015	9/25/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325243	USD	(100,000,000)	(100,000,000)	11/18/2015	11/19/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325371	USD	(20,000,000)	(20,000,000)	11/20/2015	11/20/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325423	USD	(100,000,000)	(100,000,000)	11/23/2015	11/24/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325667	USD	(1,000,000)	(1,000,000)	11/30/2015	12/1/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325970	USD	(50,000,000)	(50,000,000)	12/1/2015	12/1/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325977	USD	(25,000,000)	(25,000,000)	12/1/2015	12/1/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325980	USD	(25,000,000)	(25,000,000)	12/1/2015	12/1/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010325967	USD	(100,000,000)	(100,000,000)	12/1/2015	12/2/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010326793	USD	(5,000,000)	(5,000,000)	12/11/2015	12/11/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010327270	USD	(11,824,000)	(11,824,000)	12/22/2015	12/23/2015	2/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010324824	USD	(100,000,000)	(100,000,000)	11/13/2015	11/13/2015	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010325256	USD	(100,000,000)	(100,000,000)	11/18/2015	11/19/2015	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010326628	USD	(50,000,000)	(50,000,000)	12/8/2015	12/8/2015	3/1/2016

Page 22/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010327879	USD	(5,000,000)	(5,000,000)	1/6/2016	1/6/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010329682	USD	(38,000,000)	(38,000,000)	2/1/2016	2/1/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331197	USD	(100,000,000)	(100,000,000)	2/29/2016	2/29/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331200	USD	(100,000,000)	(100,000,000)	2/29/2016	2/29/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS1MAR16	0010331202	USD	(100,000,000)	(100,000,000)	2/29/2016	2/29/2016	3/1/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010324818	USD	(100,000,000)	(100,000,000)	11/13/2015	11/13/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010324822	USD	(12,500,000)	(12,500,000)	11/13/2015	11/13/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325264	USD	(100,000,000)	(100,000,000)	11/18/2015	11/18/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325229	USD	(100,000,000)	(100,000,000)	11/18/2015	11/19/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325238	USD	(100,000,000)	(100,000,000)	11/18/2015	11/19/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325265	USD	(80,406,000)	(80,406,000)	11/18/2015	11/19/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010325370	USD	(25,000,000)	(25,000,000)	11/20/2015	11/20/2015	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010328858	USD	(100,000,000)	(100,000,000)	1/19/2016	1/19/2016	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS20JAN16	0010328867	USD	(100,000,000)	(100,000,000)	1/19/2016	1/19/2016	1/20/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010322615	USD	(25,000,000)	(25,000,000)	10/13/2015	10/13/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010323188	USD	(12,000,000)	(12,000,000)	10/23/2015	10/23/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010323827	USD	(30,000,000)	(30,000,000)	11/2/2015	11/2/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325287	USD	(100,000,000)	(100,000,000)	11/19/2015	11/20/2015	1/21/2016

Page 23/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325447	USD	(3,000,000)	(3,000,000)	11/24/2015	11/24/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325633	USD	(7,500,000)	(7,500,000)	11/30/2015	12/1/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010325586	USD	(350,000,000)	(350,000,000)	11/30/2015	12/2/2015	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010328887	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21JAN16	0010328891	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	1/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010326630	USD	(6,000,000)	(6,000,000)	12/8/2015	12/8/2015	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329167	USD	(1,400,000)	(1,400,000)	1/28/2016	1/28/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329698	USD	(40,000,000)	(40,000,000)	2/1/2016	2/1/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329706	USD	(25,000,000)	(25,000,000)	2/1/2016	2/1/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010329673	USD	(300,000,000)	(300,000,000)	2/1/2016	2/2/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS21MAR16	0010332769	USD	(100,000,000)	(100,000,000)	3/18/2016	3/18/2016	3/21/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010326662	USD	(50,000,000)	(50,000,000)	12/9/2015	12/10/2015	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327235	USD	(12,000,000)	(12,000,000)	12/21/2015	12/21/2015	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327403	USD	(56,000,000)	(56,000,000)	12/30/2015	1/4/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327404	USD	(10,000,000)	(10,000,000)	12/30/2015	1/4/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010327677	USD	(500,000,000)	(500,000,000)	1/4/2016	1/4/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22FEB16	0010330870	USD	(16,000,000)	(16,000,000)	2/19/2016	2/19/2016	2/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22JAN16	0010325587	USD	(350,000,000)	(350,000,000)	11/30/2015	12/2/2015	1/22/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22JAN16	0010328999	USD	(100,000,000)	(100,000,000)	1/21/2016	1/21/2016	1/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010326151	USD	(25,000,000)	(25,000,000)	12/4/2015	12/4/2015	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010329674	USD	(200,000,000)	(200,000,000)	2/1/2016	2/3/2016	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010332838	USD	(100,000,000)	(100,000,000)	3/21/2016	3/21/2016	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS22MAR16	0010332843	USD	(120,000,000)	(120,000,000)	3/21/2016	3/21/2016	3/22/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010327922	USD	(16,000,000)	(16,000,000)	1/7/2016	1/7/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010327927	USD	(30,000,000)	(30,000,000)	1/7/2016	1/7/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328424	USD	(5,000,000)	(5,000,000)	1/12/2016	1/12/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328401	USD	(100,000,000)	(100,000,000)	1/12/2016	1/13/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328422	USD	(50,000,000)	(50,000,000)	1/12/2016	1/14/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328656	USD	(3,100,000)	(3,100,000)	1/14/2016	1/14/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23FEB16	0010328772	USD	(250,000,000)	(250,000,000)	1/15/2016	1/19/2016	2/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010322093	USD	(3,000,000)	(3,000,000)	10/5/2015	10/5/2015	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010327284	USD	(23,000,000)	(23,000,000)	12/23/2015	12/23/2015	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010329965	USD	(7,000,000)	(7,000,000)	2/3/2016	2/3/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010332860	USD	(100,000,000)	(100,000,000)	3/22/2016	3/22/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS23MAR16	0010332864	USD	(120,000,000)	(120,000,000)	3/22/2016	3/22/2016	3/23/2016
DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010326931	USD	(1,000,000)	(1,000,000)	12/14/2015	12/15/2015	2/24/2016

Page 25/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010328922	USD	(7,000,000)	(7,000,000)	1/20/2016	1/20/2016	2/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24FEB16	0010329170	USD	(20,000,000)	(20,000,000)	1/28/2016	1/28/2016	2/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010326150	USD	(30,000,000)	(30,000,000)	12/4/2015	12/4/2015	3/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010332904	USD	(100,000,000)	(100,000,000)	3/23/2016	3/23/2016	3/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS24MAR16	0010332907	USD	(120,000,000)	(120,000,000)	3/23/2016	3/23/2016	3/24/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010327288	USD	(22,000,000)	(22,000,000)	12/24/2015	12/28/2015	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010327878	USD	(11,000,000)	(11,000,000)	1/6/2016	1/6/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010328500	USD	(240,000,000)	(240,000,000)	1/13/2016	1/13/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331006	USD	(100,000,000)	(100,000,000)	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331012	USD	(120,000,000)	(120,000,000)	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25FEB16	0010331036	USD	(123,846,000)	(123,846,000)	2/24/2016	2/24/2016	2/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325206	USD	(650,000,000)	(650,000,000)	11/17/2015	11/18/2015	1/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325339	USD	(50,000,000)	(50,000,000)	11/20/2015	11/20/2015	1/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010325415	USD	(20,000,000)	(20,000,000)	11/23/2015	11/23/2015	1/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25JAN16	0010329073	USD	(100,000,000)	(100,000,000)	1/22/2016	1/22/2016	1/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010331060	USD	(10,000,000)	(10,000,000)	2/24/2016	2/26/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010331068	USD	(10,000,000)	(10,000,000)	2/24/2016	2/26/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010332623	USD	(500,000,000)	(500,000,000)	3/15/2016	3/16/2016	3/25/2016

Page 26/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS25MAR16	0010332896	USD	(500,000,000)	(500,000,000)	3/22/2016	3/24/2016	3/25/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010323873	USD	(250,000)	(250,000)	11/3/2015	11/4/2015	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327683	USD	(20,000,000)	(20,000,000)	1/4/2016	1/4/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327695	USD	(30,000,000)	(30,000,000)	1/5/2016	1/5/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327703	USD	(45,000,000)	(45,000,000)	1/5/2016	1/5/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010327757	USD	(6,000,000)	(6,000,000)	1/5/2016	1/6/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010331089	USD	(100,000,000)	(100,000,000)	2/25/2016	2/25/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26FEB16	0010331097	USD	(100,000,000)	(100,000,000)	2/25/2016	2/25/2016	2/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325207	USD	(75,000,000)	(75,000,000)	11/17/2015	11/18/2015	1/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325376	USD	(225,000,000)	(225,000,000)	11/20/2015	11/23/2015	1/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325481	USD	(2,000,000)	(2,000,000)	11/24/2015	11/24/2015	1/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS26JAN16	0010325663	USD	(1,000,000,000)	(1,000,000,000)	11/30/2015	12/1/2015	1/26/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325380	USD	(100,000,000)	(100,000,000)	11/20/2015	11/23/2015	1/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325422	USD	(5,000,000)	(5,000,000)	11/23/2015	11/23/2015	1/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS27JAN16	0010325383	USD	(100,000,000)	(100,000,000)	11/20/2015	11/24/2015	1/27/2016
DIN/SELL USD/IBRD/DIN IBRDUS28JAN16	0010329135	USD	(50,000,000)	(50,000,000)	1/27/2016	1/27/2016	1/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326769	USD	(1,250,000)	(1,250,000)	12/10/2015	12/10/2015	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326742	USD	(50,000,000)	(50,000,000)	12/10/2015	12/11/2015	3/28/2016

Page 27/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010326786	USD	(25,000,000)	(25,000,000)	12/11/2015	12/11/2015	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010327877	USD	(100,000,000)	(100,000,000)	1/6/2016	1/6/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010327921	USD	(100,000,000)	(100,000,000)	1/7/2016	1/7/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010329903	USD	(1,980,000)	(1,980,000)	2/2/2016	2/2/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010329990	USD	(50,000,000)	(50,000,000)	2/4/2016	2/5/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010332916	USD	(100,000,000)	(100,000,000)	3/24/2016	3/24/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS28MAR16	0010332922	USD	(120,000,000)	(120,000,000)	3/24/2016	3/24/2016	3/28/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010325420	USD	(50,000,000)	(50,000,000)	11/23/2015	11/23/2015	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326003	USD	(25,000,000)	(25,000,000)	12/2/2015	12/2/2015	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326629	USD	(406,000)	(406,000)	12/8/2015	12/8/2015	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010326734	USD	(1,197,000)	(1,197,000)	12/10/2015	12/10/2015	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010327141	USD	(1,000,000)	(1,000,000)	12/17/2015	12/18/2015	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010327674	USD	(12,000,000)	(12,000,000)	1/4/2016	1/4/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328005	USD	(11,960,000)	(11,960,000)	1/8/2016	1/8/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328006	USD	(500,000,000)	(500,000,000)	1/8/2016	1/11/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328739	USD	(50,000,000)	(50,000,000)	1/15/2016	1/15/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010328859	USD	(10,520,000)	(10,520,000)	1/19/2016	1/19/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010329672	USD	(45,000,000)	(45,000,000)	2/1/2016	2/1/2016	2/29/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010329681	USD	(35,000,000)	(35,000,000)	2/1/2016	2/1/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331129	USD	(100,000,000)	(100,000,000)	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331130	USD	(100,000,000)	(100,000,000)	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29FEB16	0010331135	USD	(135,000,000)	(135,000,000)	2/26/2016	2/26/2016	2/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010324044	USD	(45,000,000)	(45,000,000)	11/4/2015	11/4/2015	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010324257	USD	(10,000,000)	(10,000,000)	11/6/2015	11/6/2015	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329094	USD	(200,000,000)	(200,000,000)	1/26/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329143	USD	(5,000,000)	(5,000,000)	1/27/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329148	USD	(75,000,000)	(75,000,000)	1/27/2016	1/27/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29JAN16	0010329166	USD	(100,000,000)	(100,000,000)	1/28/2016	1/28/2016	1/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010321952	USD	(17,474,000)	(17,474,000)	10/1/2015	10/1/2015	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010326272	USD	(2,500,000)	(2,500,000)	12/7/2015	12/7/2015	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010329931	USD	(2,800,000)	(2,800,000)	2/3/2016	2/3/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010330084	USD	(200,000,000)	(200,000,000)	2/5/2016	2/9/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010332926	USD	(120,000,000)	(120,000,000)	3/28/2016	3/28/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS29MAR16	0010332928	USD	(100,000,000)	(100,000,000)	3/28/2016	3/28/2016	3/29/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326021	USD	(144,800,000)	(144,800,000)	12/2/2015	12/2/2015	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326060	USD	(500,000,000)	(500,000,000)	12/2/2015	12/3/2015	2/2/2016

Page 29/36

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010326149	USD	(500,000,000)	(500,000,000)	12/4/2015	12/4/2015	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010329668	USD	(100,000,000)	(100,000,000)	2/1/2016	2/1/2016	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2FEB16	0010329669	USD	(100,000,000)	(100,000,000)	2/1/2016	2/1/2016	2/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010326013	USD	(22,000,000)	(22,000,000)	12/2/2015	12/2/2015	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010327400	USD	(25,000,000)	(25,000,000)	12/30/2015	12/30/2015	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010329716	USD	(15,000,000)	(15,000,000)	2/1/2016	2/2/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010331513	USD	(100,000,000)	(100,000,000)	3/1/2016	3/1/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS2MAR16	0010331516	USD	(120,000,000)	(120,000,000)	3/1/2016	3/1/2016	3/2/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010330085	USD	(400,000,000)	(400,000,000)	2/5/2016	2/10/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010332934	USD	(100,000,000)	(100,000,000)	3/29/2016	3/29/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS30MAR16	0010332935	USD	(120,000,000)	(120,000,000)	3/29/2016	3/29/2016	3/30/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010328850	USD	(2,800,000)	(2,800,000)	1/19/2016	1/19/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010329937	USD	(25,000,000)	(25,000,000)	2/3/2016	2/3/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330079	USD	(24,000,000)	(24,000,000)	2/5/2016	2/5/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330086	USD	(400,000,000)	(400,000,000)	2/5/2016	2/10/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330663	USD	(15,000,000)	(15,000,000)	2/16/2016	2/16/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010330842	USD	(26,000,000)	(26,000,000)	2/18/2016	2/18/2016	3/31/2016
DIN/SELL USD/IBRD/DIN IBRDUS31MAR16	0010331010	USD	(7,000,000)	(7,000,000)	2/24/2016	2/24/2016	3/31/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326061	USD	(108,000,000)	(108,000,000)	12/2/2015	12/3/2015	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326062	USD	(392,000,000)	(392,000,000)	12/2/2015	12/4/2015	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010326627	USD	(50,000,000)	(50,000,000)	12/8/2015	12/8/2015	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010329848	USD	(100,000,000)	(100,000,000)	2/2/2016	2/2/2016	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3FEB16	0010329859	USD	(100,000,000)	(100,000,000)	2/2/2016	2/2/2016	2/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331585	USD	(100,000,000)	(100,000,000)	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331588	USD	(120,000,000)	(120,000,000)	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS3MAR16	0010331591	USD	(100,000,000)	(100,000,000)	3/2/2016	3/2/2016	3/3/2016
DIN/SELL USD/IBRD/DIN IBRDUS4FEB16	0010329933	USD	(100,000,000)	(100,000,000)	2/3/2016	2/3/2016	2/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4FEB16	0010329963	USD	(100,000,000)	(100,000,000)	2/3/2016	2/3/2016	2/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010306400	USD	(7,150,000)	(7,150,000)	1/9/2015	1/12/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010321946	USD	(10,300,000)	(10,300,000)	10/1/2015	10/1/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010321956	USD	(30,000,000)	(30,000,000)	10/1/2015	10/2/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010322154	USD	(4,750,000)	(4,750,000)	10/6/2015	10/6/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323302	USD	(50,000,000)	(50,000,000)	10/27/2015	10/29/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323418	USD	(25,000,000)	(25,000,000)	10/29/2015	10/29/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323823	USD	(50,000,000)	(50,000,000)	11/2/2015	11/2/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010323935	USD	(5,000,000)	(5,000,000)	11/3/2015	11/3/2015	1/4/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324050	USD	(25,000,000)	(25,000,000)	11/4/2015	11/4/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324141	USD	(40,000,000)	(40,000,000)	11/5/2015	11/5/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324238	USD	(100,000,000)	(100,000,000)	11/6/2015	11/9/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324249	USD	(100,000,000)	(100,000,000)	11/6/2015	11/9/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324251	USD	(100,000,000)	(100,000,000)	11/6/2015	11/9/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4JAN16	0010324504	USD	(200,000,000)	(200,000,000)	11/9/2015	11/10/2015	1/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010317742	USD	(380,000)	(380,000)	7/13/2015	7/14/2015	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327174	USD	(25,000,000)	(25,000,000)	12/18/2015	12/18/2015	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327280	USD	(25,000,000)	(25,000,000)	12/22/2015	12/23/2015	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327293	USD	(50,000,000)	(50,000,000)	12/28/2015	12/28/2015	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010327684	USD	(10,000,000)	(10,000,000)	1/4/2016	1/4/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328017	USD	(118,000,000)	(118,000,000)	1/8/2016	1/8/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328736	USD	(29,750,000)	(29,750,000)	1/15/2016	1/15/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328854	USD	(168,000,000)	(168,000,000)	1/19/2016	1/19/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010328892	USD	(100,000,000)	(100,000,000)	1/20/2016	1/20/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010329080	USD	(60,000,000)	(60,000,000)	1/22/2016	1/25/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331630	USD	(100,000,000)	(100,000,000)	3/3/2016	3/3/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331633	USD	(120,000,000)	(120,000,000)	3/3/2016	3/3/2016	3/4/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010331642	USD	(100,000,000)	(100,000,000)	3/3/2016	3/3/2016	3/4/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010325286	USD	(200,000,000)	(200,000,000)	11/19/2015	11/19/2015	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010326891	USD	(14,000,000)	(14,000,000)	12/14/2015	12/14/2015	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010326924	USD	(10,000,000)	(10,000,000)	12/14/2015	12/14/2015	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010329989	USD	(100,000,000)	(100,000,000)	2/4/2016	2/4/2016	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5FEB16	0010329991	USD	(100,000,000)	(100,000,000)	2/4/2016	2/4/2016	2/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010324572	USD	(500,000,000)	(500,000,000)	11/10/2015	11/13/2015	1/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010327675	USD	(100,000,000)	(100,000,000)	1/4/2016	1/4/2016	1/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS5JAN16	0010327676	USD	(100,000,000)	(100,000,000)	1/4/2016	1/4/2016	1/5/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JAN16	0010316167	USD	(1,650,000)	(1,650,000)	6/10/2015	6/11/2015	1/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS6JAN16	0010321490	USD	(100,000,000)	(100,000,000)	9/18/2015	9/18/2015	1/6/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010321555	USD	(25,000,000)	(25,000,000)	9/23/2015	9/23/2015	1/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010327802	USD	(100,000,000)	(100,000,000)	1/6/2016	1/6/2016	1/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010327803	USD	(100,000,000)	(100,000,000)	1/6/2016	1/6/2016	1/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010326020	USD	(5,000,000)	(5,000,000)	12/2/2015	12/2/2015	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331686	USD	(100,000,000)	(100,000,000)	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331692	USD	(25,050,000)	(25,050,000)	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331693	USD	(75,000,000)	(75,000,000)	3/4/2016	3/4/2016	3/7/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331694	USD	(100,000,000)	(100,000,000)	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS7MAR16	0010331695	USD	(120,000,000)	(120,000,000)	3/4/2016	3/4/2016	3/7/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325346	USD	(9,700,000)	(9,700,000)	11/20/2015	11/20/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325968	USD	(100,000,000)	(100,000,000)	12/1/2015	12/2/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010325989	USD	(50,000,000)	(50,000,000)	12/1/2015	12/2/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326152	USD	(109,700,000)	(109,700,000)	12/4/2015	12/7/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326623	USD	(12,000,000)	(12,000,000)	12/8/2015	12/8/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010326633	USD	(400,000,000)	(400,000,000)	12/8/2015	12/9/2015	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010330066	USD	(100,000,000)	(100,000,000)	2/5/2016	2/5/2016	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8FEB16	0010330077	USD	(100,000,000)	(100,000,000)	2/5/2016	2/5/2016	2/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010324263	USD	(50,000,000)	(50,000,000)	11/6/2015	11/6/2015	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010325377	USD	(50,000,000)	(50,000,000)	11/20/2015	11/20/2015	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010325493	USD	(94,000,000)	(94,000,000)	11/25/2015	11/25/2015	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010327909	USD	(100,000,000)	(100,000,000)	1/7/2016	1/7/2016	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8JAN16	0010327920	USD	(100,000,000)	(100,000,000)	1/7/2016	1/7/2016	1/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010330988	USD	(8,000,000)	(8,000,000)	2/23/2016	2/23/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331758	USD	(100,000,000)	(100,000,000)	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331759	USD	(120,000,000)	(120,000,000)	3/7/2016	3/7/2016	3/8/2016

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International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term January 01, 2016 through March 31, 2016

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331761	USD	(28,475,000)	(28,475,000)	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS8MAR16	0010331762	USD	(23,338,000)	(23,338,000)	3/7/2016	3/7/2016	3/8/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326634	USD	(300,000,000)	(300,000,000)	12/8/2015	12/9/2015	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326665	USD	(200,000,000)	(200,000,000)	12/9/2015	12/9/2015	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010326660	USD	(150,000,000)	(150,000,000)	12/9/2015	12/11/2015	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010330141	USD	(100,000,000)	(100,000,000)	2/8/2016	2/8/2016	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9FEB16	0010330142	USD	(100,000,000)	(100,000,000)	2/8/2016	2/8/2016	2/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAR16	0010331783	USD	(120,000,000)	(120,000,000)	3/8/2016	3/8/2016	3/9/2016
DIN/SELL USD/IBRD/DIN IBRDUS9MAR16	0010331805	USD	(100,000,000)	(100,000,000)	3/8/2016	3/8/2016	3/9/2016

Sub-total Maturing Borrowings - United States Dollar			(30,957,334,000)	(30,957,334,000)

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